As filed with the Securities and Exchange Commission on June 25, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

(Exact Name of Registrant as Specified in Its Charter)

Taiwan Semiconductor Manufacturing Company Limited

(Translation of Registrant’s Name into English)

Republic of China (State or Other Jurisdiction of Incorporation or Organization)	3674 (Primary Standard Industrial Classification Code Number)	Not applicable (IRS Employer Identification Number)

No. 8, Li-Hsin Road 6

Science-Based Industrial Park

Hsinchu, Taiwan

(886-3) 563-6688

(Address and Telephone Number of Registrant’s Principal Executive Offices)

TSMC North America

2585 Junction Avenue

San Jose, CA 95134, USA

(408) 382-8000

(Name, Address, and Telephone Number of Agent for Service)

With copies to:

John D. Young, Jr., Esq. Sullivan & Cromwell LLP Otemachi First Square, East Tower 16F 5-1, Otemachi 1-chome Chiyoda-ku, Tokyo 100–0004, Japan 81-3-3213-6140	Sebastian R. Sperber, Esq. Cleary, Gottlieb, Steen & Hamilton 39th Floor, Bank of China Tower One Garden Road, Central Hong Kong 852-2521-4122

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or Interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Shares, par value NT$10 per share(4)	453,809,305 Common Shares	US$ 2.01	US$912,156,703	US$73,793

(1)	Includes all common shares represented by American depositary shares initially offered and sold outside the United States but that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public. The common shares are not being registered for the purpose of sales outside the United States.
(2)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 on the basis of the average of the high and low prices of the common shares represented by American depositary shares on The New York Stock Exchange on June 24, 2003.
(3)	US$257,672 was paid in respect of the then-applicable filing fee of US$240,398 in connection with the initial filing of registrant’s registration statement on Form F-3 (File No. 333-14218) on December 21, 2001. Subsequent to the initial filing of such registration statement, due to the retroactive application of the Investor and Capital Markets Fee Relief Act, the applicable filing fee for the initial filing of such registration statement was reduced to US$92,538. An additional US$7,015 required to be paid in connection with the amendment No. 2 to such registration statement on January 30, 2002 was deducted from the US$165,134 overpayment in respect of the filing fee for the initial filing of such registration statement. The additional US$1,773 required to be paid in connection with the registration statement filed pursuant to Rule 462(b) (File No. 333-82050) was paid by deducting from the US$158,119 remaining portion of the overpayment in respect of the filing fee for the initial filing of such registration statement. Pursuant to Rule 457 under the Securities Act, US$73,793 of US$156,346 remaining overpayment by the registrant is hereby applied to pay the filing fee required in connection with this Registration Statement.
(4)	American depositary receipts issuable upon deposit of the common shares registered hereby have been registered under a separate registration statement on Form F-6 (File No. 333-14230). Each American depositary share represents five common shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated June 25, 2003

Taiwan Semiconductor Manufacturing Company Limited

(Incorporated as a company limited by shares in the Republic of China)

79,000,000 American Depositary Shares

Representing

395,000,000 Common Shares

This is a global offering of 79,000,000 American depositary shares, or ADSs, of Taiwan Semiconductor Manufacturing Company Limited, or Taiwan Semiconductor. The selling shareholders named on page 27 are selling all of the ADSs being offered in this offering. We will receive the benefit of all of the net proceeds of approximately US$              from the sale of ADSs in this offering by TSMC Partners, Ltd., or TSMC Partners, which is 100% owned by us. We will not receive any proceeds from the sale of ADSs by the other selling shareholders. The ADSs are not being offered in the Republic of China, or ROC. Each ADS represents five common shares, par value NT$10 per share, of Taiwan Semiconductor. The ADSs are evidenced by American depositary receipts, or ADRs.

Our ADSs are listed on The New York Stock Exchange under the symbol “TSM”. The last reported sale price of the ADSs on The New York Stock Exchange on June 24, 2003 was US$9.97 per ADS. Our outstanding common shares are listed on the Taiwan Stock Exchange under the symbol “2330”. The closing price of our common shares on the Taiwan Stock Exchange on June 24, 2003 was NT$57.00 per share, which is equivalent to approximately US$1.65, assuming an exchange rate of NT$34.60=US$1.00.

See “Risk Factors” beginning on page 11 to read about factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial price to public	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses(1), to the selling shareholders	US$	US$

(1)	The underwriters have agreed to pay certain expenses of Taiwan Semiconductor and the selling shareholders in connection with this offering. For more information, see “Underwriting”.

The Development Fund, one of our selling shareholders, has granted the underwriters an option exercisable within 30 days from the date of this prospectus to purchase up to an aggregate of 11,761,861 additional ADSs at the initial price to public less the underwriting discount.

The underwriters expect to deliver the ADSs through the book-entry transfer facilities of The Depository Trust Company against payment in U.S. dollars in New York, New York on                 , 2003.

Goldman Sachs International	Merrill Lynch & Co.

Prospectus dated June                 , 2003

THESE SECURITIES MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE REPUBLIC OF CHINA, EXCEPT AS PERMITTED BY APPLICABLE LAW OF THE REPUBLIC OF CHINA.

This prospectus, including the information summarized below, contains translations of some NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2003, which was NT$34.75 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On June 24, 2003, the noon buying rate was NT$34.60 to US$1.00.

In connection with this offering, Goldman Sachs International and Merrill Lynch, Pierce, Fenner & Smith Incorporated, or any person acting for them, may overallot or effect transactions with a view to supporting the market price of the ADSs and, subject to applicable ROC laws, the common shares at a level higher than that which might otherwise prevail for a limited period of time after the issue date. However, there may be no obligation on Goldman Sachs International, Merrill Lynch, Pierce, Fenner & Smith Incorporated, or their agents, to do this. Such stabilization, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. See “Underwriting”.

All references in this prospectus to silicon wafer quantities are specified in eight-inch wafer equivalents, unless otherwise specified. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established with the manufacturer of the equipment used in those facilities. We can exceed 100% of these capacity levels through, for example, enhanced productivity beyond that assumed when these specifications were initially established. Unless otherwise specified, the information contained herein assumes that the underwriters’ overallotment option has not been exercised.

PROSPECTUS SUMMARY

Financial and other information about us is set forth in our annual report on Form 20-F and other documents incorporated herein by reference, copies of which may be obtained as indicated under “Where You Can Find More Information”.

Our Business

We were founded in 1987 as a joint venture among the ROC government, Koninklijke Philips Electronics N.V. or Philips, and other private investors and were incorporated in the ROC on February 21, 1987. Our common shares have been listed on the Taiwan Stock Exchange since September 5, 1994 and our ADSs have been listed on The New York Stock Exchange since October 8, 1997.

We are the world’s largest dedicated semiconductor foundry. As a foundry, we manufacture semiconductors using our advanced production processes for our customers based on their own or third parties’ proprietary integrated circuit designs. We offer a comprehensive range of leading edge wafer fabrication processes, including processes to manufacture CMOS logic, mixed-signal, radio frequency and embedded memory and BiCMOS mixed-signal and other semiconductors. IC Insights estimates that our revenue market share among dedicated foundries worldwide was 53% in 2001 and 56% in 2002. We also offer design, mask making, probing, testing and assembly services.

We believe that we are the technology leader among the dedicated foundries in terms of net sales of advanced semiconductors with a resolution of 0.18 micron and below, and that we are among the technology leaders in the semiconductor industry generally. For example, we announced the semiconductor industry’s first fully functional SRAM chip using 90-nanometer CMOS process technology in March 2002, one year ahead of the International Technology Roadmap for Semiconductors, or ITRS. In April 2002, we unveiled NEXSYSTM, the foundry segment’s next-generation technology for system-on-chip semiconductor design and manufacturing. In December 2002, we demonstrated the semiconductor industry’s first 25-nanometer transistor. This newly designed fin-shaped field-effect transistor, or FinFET, is the first 25-nanometer CMOS transistor to break through critical power barriers, meeting ITRS targets for high-performance operation at this advanced note. In addition, we commenced significant commercial production using 0.13 micron process technology in 2002 and expect to commence commercial production using 90-nanometer in 2003. We also believe that we are a leader in manufacturing process management capabilities among dedicated foundries. We believe our leading position in advanced technology and manufacturing process management capabilities has contributed to our increasing revenue market share among dedicated foundries.

We currently operate one six-inch, six eight-inch and one twelve-inch wafer fabrication plants, or fabs. We have also recently completed the exterior construction of another twelve-inch fab. Our year-end monthly capacity was 381,044 wafers in 2001 and 350,735 in 2002. The decrease in our capacity in 2002 was primarily due to the upgrading of a portion of our 0.35 micron and 0.25 micron capacity into 0.18 micron and 0.15 micron advanced technologies. Based upon preliminary estimates, we expect our monthly capacity to be approximately 375,000 at the end of 2003.

We count among our customers many of the world’s leading semiconductor companies, ranging from fabless integrated circuit design houses such as Altera Corporation, Broadcom Corporation, NVIDIA Corporation and VIA Technology, Inc., to integrated device manufacturing companies such as Analog Devices, Inc., Motorola Inc. and Philips, and systems companies. Fabless integrated circuit design houses and integrated device manufacturers accounted for approximately 66% and 33%, respectively, of our net sales in 2001 and 71% and 28%, respectively, of our net sales in 2002.

Our principal executive office is currently located at No. 8, Li-Hsin Road 6, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China. Our telephone number at that office is (886-3) 563-6688. Our web site is www.tsmc.com. Information contained on our web site does not constitute part of this prospectus.

The Offering

The following information assumes that the underwriters do not exercise the overallotment option granted by the Development Fund to purchase additional ADSs in this offering, unless otherwise indicated. See “Selling Shareholders” on page 27 for a list of the selling shareholders.

Offering price	US$ per ADS

ADSs offered by the selling shareholders	79,000,000 ADSs

ADSs outstanding after this offering	447,257,552 ADSs

Common shares outstanding after this offering	18,622,886,745 common shares

ADS:common share ratio	1:5

Overallotment option

The Development Fund, one of our selling shareholders, has granted to the underwriters an option exercisable within 30 days from the date hereof to purchase up to an aggregate of 11,761,861 additional ADSs at the initial price to public less the underwriting discount, solely to cover overallotments, if any.

Trading market for the common shares	The only trading market for the common shares is the Taiwan Stock Exchange. The common shares have been listed on the Taiwan Stock Exchange since 1994 under the symbol “2330”.

New York Stock Exchange symbol for ADSs	TSM

ADS Depositary	Citibank, N.A.

Use of proceeds

TSMC Partners intends to use the net proceeds of approximately US$             from the sale of ADSs to fund certain of our employee benefits. We will not receive any proceeds from the sale of ADSs by the other selling shareholders.

Timing and Settlement for the ADSs

We expect that the public offering price of the ADSs will be determined on or about             , 2003. The ADSs are expected to be delivered against payment on or about             , 2003, which is the third business day following the date of this prospectus.

The ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme.

Summary Consolidated Financial Information and Operating Data

The summary financial information below should be read in conjunction with “Item 5.—Operating and Financial Reviews and Prospects” and the consolidated financial statements, notes to the consolidated financial statements and other financial information included in our Form 20-F for the year ended December 31, 2002, incorporated by reference in this prospectus. The summary income statement data and cash flow data for the years ended December 31, 2000, 2001 and 2002, and the summary balance sheet data as of December 31, 2001 and 2002 set forth below are derived from our audited consolidated financial statements included in our Form 20-F for the year ended December 31, 2002, incorporated by reference in this prospectus, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements. These financial statements have been audited by TN Soong & Co., previously a member firm of Andersen Worldwide, SC, and from April 22, 2002, an associate member firm of Deloitte Touche Tohmatsu. TN Soong & Co. and Deloitte & Touche (Taiwan) combined to establish Deloitte & Touche effective June 1, 2003. The summary income statement data and cash flow data for the years ended December 31, 1998 and 1999 and the summary balance sheet data as of December 31, 1998, 1999 and 2000 set forth below are derived from our audited consolidated financial statements not included in our Form 20-F for the year ended December 31, 2002. The consolidated financial statements set forth below have been prepared and presented in accordance with generally accepted accounting principles in the Republic of China, also called ROC GAAP, which differ in some material respects from generally accepted accounting principles in the United States, also called US GAAP. Please see note 27 to our consolidated financial statements, included in our Form 20-F for the year ended December 31, 2002, incorporated by reference in this prospectus, for a description of the principal differences between ROC GAAP and US GAAP for the periods covered by these financial statements.

	Year ended and as of December 31,
	1998	1999	2000	2001	2002	2002
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages, earnings per share and per ADS, and operating data)
Income Statement Data:
ROC GAAP
Net sales	50,524	76,305	166,198	125,885	162,301	4,677
Cost of sales(1)	(33,009)	(45,212)	(87,610)	(92,228)	(109,988)	(3,170)
Gross profit(1)	17,515	31,093	78,588	33,657	52,313	1,507
Operating expenses(1)	(5,210)	(8,823)	(17,293)	(20,879)	(20,724)	(597)
Income from operations	12,305	22,270	61,295	12,778	31,589	910
Non-operating income	1,977	1,619	6,120	6,476	2,419	70
Non-operating expenses	(3,227)	(3,261)	(3,513)	(8,467)	(6,786)	(196)
Income before income taxes	11,055	20,628	63,902	10,787	27,222	784
Income tax (expense) benefit	2,318	2,383	1,167	3,740	(5,637)	(162)
Net income before minority interest	13,373	23,011	65,069	14,527	21,585	622
Minority interest in loss (income) of subsidiary	1,016	516	37	(44)	25	1
Net income	14,389	23,527	65,106	14,483	21,610	623
Earnings per share(2)	0.92	1.50	3.58	0.75	1.14	0.03
Earnings per ADS equivalent	4.59	7.49	17.92	3.75	5.70	0.16
Average shares outstanding(2)	15,663	15,713	18,163	18,623	18,581	18,581
US GAAP
Net sales	50,524	76,305	166,860	127,242	162,990	4,697
Cost of sales	(41,200)	(52,163)	(105,359)	(107,194)	(115,374)	(3,325)
Operating expense	(9,525)	(12,310)	(44,472)	(41,712)	(20,764)	(598)
Income (loss) from operations	(201)	11,833	17,029	(21,664)	26,852	774
Income (loss) before income taxes	(2,082)	10,986	20,537	(25,672)	20,210	582
Income tax (expense) benefit	2,316	2,383	1,166	3,741	(5,638)	(162)
Net income (loss)	1,249	13,884	21,740	(21,975)	14,534	419
Cumulative preferred dividends	—	—	—	(455)	(455)	(13)
Income (loss) attributable to common shareholders	1,249	13,884	21,740	(22,430)	14,079	406
Average shares outstanding(3)	15,599	15,674	17,445	18,281	18,543	18,543

	Year ended and as of December 31,
	1998	1999	2000	2001	2002	2002
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except percentages, earnings per share and per ADS, and operating data)
Earnings per share(3)	0.08	0.89	1.25	(1.23)	0.76	0.02
Earnings per ADS equivalent	0.40	4.43	6.23	(6.13)	3.79	0.10
Balance Sheet Data:
ROC GAAP
Working capital	15,926	33,267	44,920	37,472	62,175	1,792
Long-term equity investments	6,659	16,165	10,664	11,599	10,635	306
Properties	118,353	150,060	244,748	251,288	246,498	7,104
Goodwill	—	—	11,531	11,438	10,159	293
Total assets	165,461	235,436	370,886	366,518	390,542	11,255
Long-term bank borrowing(4)	14,630	22,744	23,339	22,399	11,051	318
Long-term debt payable	22,632	20,000	29,000	24,000	35,000	1,009
Guaranty deposit-in and other liabilities	6,957	6,207	9,046	9,479	8,181	236
Minority interest equity	9,701	7,524	322	120	95	3.0
Total liabilities	59,474	75,341	108,811	89,207	94,594	2,726
Capital Stock	66,472	85,209	129,894	181,326	199,229	5,741
Cash Dividend on common shares	0	0	0	0	0	0
Shareholders’ equity	96,285	152,571	261,754	277,190	295,853	8,526
US GAAP
Goodwill	—	—	58,348	47,464	47,476	1,368
Total assets	164,784	236,859	407,830	393,990	420,528	12,119
Total liabilities	70,491	84,882	114,884	91,419	96,747	2,788
Mandatory redeemable preferred stock	—	—	13,000	13,000	13,000	375
Shareholders’ equity	94,293	151,977	279,946	289,450	310,623	8,952
Other Financial Data:
ROC GAAP
Gross margin	35%	41%	47%	27%	32%	32%
Operating margin	24%	29%	37%	10%	19%	19%
Net margin	28%	31%	39%	12%	13%	13%
Capital expenditures	55,781	51,459	103,762	70,201	55,236	1,592
Depreciation and amortization	15,522	25,198	41,446	55,323	65,001	1,873
Cash provided by operating activities	30,255	40,253	94,786	75,818	98,507	2,839
Cash used in investing activities	(57,436)	(60,952)	(120,949)	(77,232)	(62,190)	(1,792)
Cash provided by (used in) financing activities	16,855	39,518	35,366	897	(6,346)	183
Net cash flow	(10,984)	18,646	9,323	(1,284)	30,234	871
Operating Data:
Wafers sold(5)	1,184	1,826	3,408	2,159	2,675	2,675
Average utilization rate	74%	97%	106%	51%	73%	73%

(1)	Amounts in 1999 and 2000 reflect the reclassification of NT$1,025 million in 1999 and NT$2,072 million in 2000 from cost of sales to research and development.
(2)	Retroactively adjusted for all subsequent stock dividends and employee stock bonuses, which have been paid prior to the date hereof.
(3)	Retroactively adjusted for all subsequent stock dividends, which have been paid prior to the date hereof.
(4)	Excludes debt securities.
(5)	In thousands.

RECENT DEVELOPMENTS

As a result of our common shares being listed on the Taiwan Stock Exchange, we are required on an on-going basis to file with The Taiwan Stock Exchange unaudited unconsolidated financial statements as of and for the year-to-date period ending on each of March 31 and September 30. We also regularly release unconsolidated financial statements as of and for the six months ended June 30 and as of and for the year ended December 31. These unconsolidated financial statements are prepared in accordance with generally accepted accounting principles in the Republic of China, also called ROC GAAP, which differ in some material respects from generally accepted accounting principles in the United States, also called US GAAP. For a discussion of the material differences between ROC GAAP and US GAAP, see note 27 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2002, which is incorporated herein by reference. In addition, by their nature, unconsolidated financial statements are not comparable in material respects with consolidated financial statements, and should not be compared to the consolidated financial statements for prior periods. Because we have released certain unaudited unconsolidated financial statements for 2003, we are required under applicable rules of the United States Securities and Exchange Commission to include those unaudited unconsolidated financial statements in this prospectus.

The summary income statement data and cash flow data for the three months ended March 31, 2002 and 2003 and the summary balance sheet data as of March 31, 2002 and 2003 set forth below are derived from the unaudited unconsolidated financial statements included in our report on Form 6-K, dated April 30, 2003, which is incorporated herein by reference, and should be read in conjunction with, and is qualified in its entirety by reference to, those unconsolidated financial statements, including the notes to those financial statements. There are no material variations in the accounting principles, practices and methods used in preparing the unaudited unconsolidated financial statements as of and for the three months ended March 31, 2002 and 2003 from U.S. GAAP that are not disclosed in note 27 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2002, which is incorporated herein by reference.

The unaudited unconsolidated financial statements, including the information summarized below, do not consolidate the financial position and operations of any of our subsidiaries. Instead, the unconsolidated financial statements account for our investments in our subsidiaries, including TSMC International Investment, our holding company for WaferTech, by using equity method accounting, which differs materially from consolidation. Other differences resulting from nonconsolidation include:

•	the level of our bank debt, which is zero on an unconsolidated level because all of our bank debt is borrowed by one or more of our subsidiaries;

•	intercompany sales between Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries are not eliminated; and

•	individual assets, liabilities, revenue and expenses of unconsolidated subsidiaries are not included in the unconsolidated financial statements.

For a discussion of the accounting policies used in the unaudited unconsolidated financial statements, see note 2 to the unaudited unconsolidated financial statements included in our report on Form 6-K, dated April 30, 2003, which is incorporated herein by reference. Because we account for subsidiaries in our unconsolidated accounts based on the equity method, our unaudited unconsolidated net assets and net income would generally be the same as in our consolidated accounts. Other amounts in other line items may be materially different in our unconsolidated financial statements from our consolidated financial statements. We can give no assurance as to what the relative level of unconsolidated and consolidated assets, net sales, net income or any other financial statement line item will be for the year ended December 31, 2003. In addition, unconsolidated results of operations for the three months ended March 31, 2003 may not be indicative of our unconsolidated or consolidated results of operations for the full year ended December 31, 2003.

Summary Unaudited Unconsolidated Financial Information

	Three months ended and as of March 31,
	2002	2003
	(unaudited)	(unaudited)
	NT$	NT$
	(in millions, except percentages, earnings per share and per ADS, and operating data)
Income Statement Data:
ROC GAAP
Net sales	35,790	39,325
Cost of sales	(23,763)	(28,939)

Gross profit	12,027	10,386
Operating expenses	(3,845)	(4,191)

Income from operations	8,182	6,195
Non-operating income	632	294
Non-operating expenses	(1,796)	(2,308)

Income before income taxes	7,018	4,180
Income tax (expense) benefit	(430)	178

Net income	6,588	4,358
Earnings per share	0.35	0.23
Earnings per ADS equivalent	1.74	1.14
Average shares outstanding	18,580	18,581

Balance Sheet Data:
ROC GAAP
Working capital	62,565	82,638
Long-term equity investments	31,419	34,147
Properties	209,026	205,594
Total assets	357,186	363,263
Long-term bank borrowing(1)	—	—
Long-term debt payable	44,000	35,000
Guaranty deposit-in and other liabilities	9,139	3,750
Total liabilities	75,478	63,378
Shareholders’ equity	281,709	299,885

Other Financial Data:
ROC GAAP
Gross margin	33.6%	26.4%
Operating margin	22.9%	15.6%
Net margin	18.4%	11.1%
Capital expenditures	6,599	9,053
Depreciation and amortization	12,842	15,361
Cash provided by operating activities	20,987	20,129
Cash used in investing activities	(10,800)	(10,317)
Cash (provided by) used in financing activities	14,758	(4,019)
Net cash flow	24,945	5,793

Operating Data:
Wafers sold(2)	599	694
Average utilization rate	67%	67%

(1)	Excludes debt securities. We have borrowed all bank loans through our subsidiaries.
(2)	In thousands.

Three Months Ended March 31, 2003 (unaudited) Compared to Three Months Ended March 31, 2002 (unaudited)

Net Sales.    Our unconsolidated net sales increased 9.9% from NT$35,790 million in the three months ended March 31, 2002 to NT$39,325 million (US$1,131.7 million) in the three months ended March 31, 2003. This increase was primarily due to an increase in customer demand which resulted in a 15.9% increase in unconsolidated wafer sales volume, from 599 thousand wafers in the first three months of 2002 to 694 thousand wafers in the first three months of 2003, offset in part by a 10.1% decrease in the unconsolidated average selling price of our wafers in U.S. dollar terms. The decrease in the unconsolidated average selling price of our wafers in U.S. dollar terms in the first three months of 2003 was primarily the result of a decline in pure pricing partially offset by a more favorable product mix.

Cost of Sales and Gross Profit.    Our unconsolidated cost of sales increased 21.8% from NT$23,763 million in the first three months of 2002 to NT$28,939 million (US$832.8 million) in the first three months of 2003. This increase resulted from higher sales, an increase in unconsolidated depreciation and amortization expenses related to cost of sales from NT$11,620 million in the first three months of 2002 to NT$14,196 million (US$408.5 million) in the first three months of 2003 and an increase in some material and labor costs associated with higher sales. Our unconsolidated depreciation and amortization expenses increased in the first three months of 2003 primarily because of the increased depreciation associated with ramping up Fab 12 (Phase I), and the capacity increases at Fab 6 and Fab 8.

Our unconsolidated gross margin decreased from 33.6% in the first three months of 2002 to 26.4% in the first three months of 2003. The decrease in our gross margin was mainly the result of a decline in average selling prices and the increase in unconsolidated amortization and depreciation expenses in the first three months of 2003.

Operating Expenses.    Our total unconsolidated operating expenses increased 9% from NT$3,845 million in the first three months of 2002 to NT$4,191 million (US$120.6 million) in the first three months of 2003. This increase was primarily due to an increase in general and administrative expenses, partially offset by a decrease in marketing expenses and research and development expenses. Unconsolidated general and administrative expenses increased 38.5% from NT$1,007 million in the first three months of 2002 to NT$1,395 million (US$40.1 million) in the first three months of 2003. This increase primarily resulted from (1) a NT$187 million (US$5.4 million) increase in bad debt expenses as a result of the reclassification of the bad debt expenses from unconsolidated marketing expenses to unconsolidated general and administrative expenses, (2) a NT$111 million (US$3.2 million) increase in expenses associated with patent applications as a result of the reclassifications of such expenses from unconsolidated research and development expenses to unconsolidated general and administrative expenses, and (3) a NT$64 million (US$1.8 million) increase in depreciation associated with information technology infrastructure related to expansion of Fab 6 and Fab 12. Unconsolidated marketing expenses decreased 4.7% from NT$298 million in the first three months of 2002 to NT$284 million (US$8.2 million) in the first three months of 2003. This decrease was primarily due to reduced marketing and promotional expenditures. Unconsolidated research and development expenses decreased 1.1% from NT$2,540 million in the first three months of 2002 to NT$2,512 million (US$72.3 million) in the first three months of 2003. We anticipate that our annual research and development expenditures will remain at a similar absolute level in 2003 as in 2002.

Income from Operations.    Unconsolidated income from operations decreased 24.3% from NT$8,182 million in the first three months of 2002 to NT$6,195 million (US$178.3 million) in the first three months of 2003. This was primarily due to a 10.1% decline in the unconsolidated average selling price of our wafers in the first three months of 2003. Our unconsolidated operating margin decreased from 23% in the first three months of 2002 to 16% in the first three months of 2003.

Non-Operating Income and Expenses.    Unconsolidated non-operating income decreased 53.5% from NT$632 million in the first three months of 2002 to NT$294 million (US$8.5 million) in the first three months of 2003. This decrease principally resulted from a NT$249 million decrease in the net gain on sales of property, plant and equipment and a NT$61 million decrease in premium income from certain of our option contracts. Unconsolidated non-operating expenses increased 28.5% from NT$1,796 million in the first three months of 2002 to NT$2,308 million (US$66.4 million) in the first three months of 2003. This increase principally resulted from NT$570 million increase in investment loss recognized by equity method, a NT$98 million increase in foreign exchange loss and a NT$63 million increase in write-down of idle assets, partially offset by a NT$105 million decrease in casualty loss, a NT$54 million decrease in loss on the disposal of property, plant and equipment, and a NT$41 million decrease in interest expense.

Income Tax Benefit (Expense).    In the first three months of 2002 we had an unconsolidated income tax expense of NT$430 million while in the first three months of 2003 we had an unconsolidated income tax benefit of NT$178 million (US$5.1 million). The change was primarily due to a decrease in valuation allowance as a result of the recent tax law changes. In February 2003, the ROC tax authority removed certain restrictions on utilizing tax credits.

Net Income.    Unconsolidated net income decreased 33.8% from NT$6,588 million in the first three months of 2002 to NT$4,358 million (US$125.4 million) in the first three months of 2003. This was due principally to a decline in our unconsolidated average selling price for our wafers. Our net margin decreased from 18% for the first three months of 2002 to 11% for the first three months of 2003.

RISK FACTORS

We wish to caution readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the Securities and Exchange Commission, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical for investments in the shares of U.S. companies. Prior to making an investment decision, you should carefully consider all of the information contained in this prospectus, including the following risk factors.

Risks Relating to Our Business

Since we are dependent on the highly cyclical semiconductor and microelectronics industries, which have experienced significant and sometimes prolonged downturns, our revenues, earnings and margins may fluctuate significantly.

Our semiconductor foundry business is affected by market conditions in the highly cyclical semiconductor and microelectronics industries. Most of our customers operate in these industries. Variations in order levels from our customers result in volatility in our revenues and earnings. From time to time, the semiconductor and microelectronics industries have experienced significant, and sometimes prolonged, downturns. Because our business is, and will continue to be, dependent on the requirements of semiconductor and microelectronics companies for our services, downturns in the semiconductor and microelectronics industries lead to reduced demand for our services. For example, a worldwide slowdown in demand for semiconductor devices in 1998 led to surpluses in capacity and price declines which accelerated rapidly and negatively affected our operating results in 1998. Starting in the first quarter of 2001, the semiconductor and microelectronics industries experienced significant downturns due to a number of factors including a slowdown in the global economy, oversupply in the microelectronics industry, overcapacity in the semiconductor industry and a worldwide inventory adjustment. Due to the significant downturns in the two industries most, if not all, of the integrated device manufacturers that had previously begun purchasing wafer fabrication services from foundry companies reduced purchases from foundry companies. If we cannot take appropriate actions such as reducing our costs to sufficiently offset declines in demand, our revenues and earnings will suffer during downturns. As a result of the 2001 downturn in the semiconductor and microelectronics industries, our net sales and net income for 2001 were 24.3% and 77.8%, respectively, less than the corresponding amounts in 2000. Although the semiconductor and microelectronics industries have recovered to some extent from the 2001 downturn and our net sales and net income for 2002 increased from the corresponding amounts in 2001, we cannot give any assurances that the recovery will continue and if so, for how long.

Overcapacity in the semiconductor industry may reduce our revenues, earnings and margins.

The prices that we can charge our customers for our services are significantly related to the overall worldwide supply of integrated circuits and semiconductor products. The overall supply of semiconductor products is based in part on the capacity of other companies, which is outside of our control. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand such as was the case in 2000. As a result, periods of overcapacity in the semiconductor industry have frequently followed periods of increased demand. In a period of overcapacity, if we are unable to offset the adverse effects of overcapacity through, among other things, our technology and product mix, we may have to lower the prices we charge our customers for our services and/or we may have to operate at significantly less than full capacity. Such actions could reduce our margin and weaken our financial condition and results of operations. Due to the decreased annualized demand for semiconductors in 2001 and 2002, our average capacity utilization rate decreased to 51% during 2001 and 73% during 2002 as compared with 106% during 2000.

Decreases in demand and average selling price for end-use applications of semiconductor products may adversely affect demand for our products and may result in a decrease in our revenues and earnings.

A vast majority of our sales revenue is derived from customers who use our products in personal computers, communications devices and consumer electronics. Any significant decrease in the demand for end-use applications of our products may decrease the demand for our products and may result in a decrease in our revenues and earnings. In addition, the historical and continuing trend of declining average selling prices of end-use applications places pressure on the prices of the components that go into these end-use applications. If the average selling prices of end-use applications continue to decrease, the pricing pressure on components produced by us may lead to a reduction of our revenue. If all these events occur at the same time, it could have an adverse effect on our revenues and earnings.

If we are unable to compete effectively in the highly competitive foundry segment of the semiconductor industry, we may lose customers and our profit margin and earnings may decrease.

The markets for our foundry services are highly competitive both in Taiwan and internationally. We compete with other dedicated foundry service providers, as well as integrated device manufacturers. Some of these companies may have access to more advanced technologies and greater financial and other resources than we do. As a result, these companies may be able to compete more aggressively than we could. Moreover, many integrated device manufacturers from time to time allocate a portion of their capacity to contract production of integrated circuits for others, which brings them in direct competition with us. In addition, a number of dedicated foundry service providers have been expanding and we are facing increased competition from them. Increases in competition may decrease our average selling prices, erode our profit margin and weaken our earnings.

If we are unable to remain a technological leader in the semiconductor industry, we may become less competitive and less profitable.

The semiconductor industry and the technologies used are constantly changing. If we do not anticipate these changes in technologies and rapidly develop new and innovative technologies, we may not be able to provide advanced foundry services on competitive terms. If we are unable to maintain the ability to provide advanced foundry services on competitive terms, some of our customers may buy products from our competitors instead of us. As a result, we expect that we will need to offer, on an ongoing basis, increasingly advanced and cost-effective foundry technologies and processes prior to these technologies and processes being offered by our competitors in order to continue to satisfy the increasing requirements of some of our customers. For example, if we are unable on a timely basis to begin offering on a competitive basis commercial production of 90-nanometer semiconductors with all copper interconnects, we may lose to competitors providing advanced technologies certain customers requiring such technologies. In addition, advances in technology typically lead to declining average selling prices for older technologies or processes. As a result, if we cannot reduce the costs associated with using older technologies, the profitability of a given product may decrease over time. If we fail to achieve advances in technology or processes or to obtain access to advanced technologies or processes developed by others, we may become less competitive and less profitable.

If we are unable to manage our expansion and modification of our production facilities effectively, our growth prospects may be limited and our future profitability may be affected.

We have recently been ramping up production at Fab 6 in the Tainan Science-Based Industrial Park (Tainan Science Park), our joint venture fab, Systems on Silicon in Singapore and our first twelve-inch wafer fab, Fab 12 (Phase I), in the Hsinchu Science-Based Industrial Park (Hsinchu Science

Park). We have also recently completed the exterior construction of Fab 14 (Phase I), another twelve-inch fab, in the Tainan Science Park. We are currently monitoring market conditions to determine the appropriate time to move in equipment and commence production at Fab 14 (Phase I).

Since few companies have commenced production operations in the Tainan Science Park, the adequacy of the general infrastructure in the Tainan Science Park when it is fully occupied is uncertain. The failure in the electrical or water systems in the park, for example, would severely hamper the operations of our new fab. Although we have studied the potential effects of vibration from the high speed railway currently planned to pass through the Tainan Science Park and believe that the vibrations will not affect our yield rate for production in the Tainan Science Park, we can give no assurances that our yield will not be negatively affected after the high-speed railway has commenced operation.

Expansion and modification of our production facilities will increase our costs. We will need to purchase additional equipment, train personnel to operate the new equipment or hire additional personnel. We will need to increase our net sales accordingly in order to offset these higher costs. If our customers do not correspondingly increase their purchase of our products and services, our financial performance will be adversely affected.

We may not be able to implement our planned growth or development if we are unable to accurately forecast and sufficiently meet our future capital requirements.

Our capital requirements are difficult to plan in the highly cyclical and rapidly changing semiconductor industry. We will need capital to fund the expansion and modification of our facilities. Future acquisitions or mergers or other developments may also cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by semiconductor companies; and

•	economic, political and other conditions in Taiwan and elsewhere.

Therefore, sufficient external financing may not be available to us on a timely basis, on acceptable terms or at all. As a result, we may be forced to curtail our expansion and modification plans or delay the deployment of our services, thereby possibly becoming less competitive, which could result in a loss of customers and limit the growth of our business.

Our business could suffer if we are unable to retain and recruit qualified personnel.

We depend on the continued services of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of some of these personnel and we cannot adequately replace them. We will be required to increase the number of employees due to our expansion. We seek to recruit highly qualified personnel and there is intense competition for the services of these personnel in the semiconductor industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. We expect competition for personnel to increase significantly in the future as new fabless semiconductor companies as well as new semiconductor manufacturing facilities are established. We may need to increase employee compensation levels in order to retain our existing officers and employees and attract and retain the additional personnel that we expect to require.

We may be unable to obtain in a timely manner and at a reasonable cost the equipment necessary for us to remain competitive and we may become less profitable.

The semiconductor manufacturing business is capital intensive and requires investment in expensive equipment manufactured by a limited number of suppliers. The market for equipment used in semiconductor foundries is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of equipment from a limited number of suppliers. During times of significant demand for this type of equipment, lead times for delivery can be as long as four to ten months or more. As a result, we may be exposed to risks relating to the shortage of required or desired equipment. Shortages of equipment could result in an increase in their prices and longer delivery times. In addition, the expansion and modification of fabs by us and other semiconductor companies may put additional pressure on the supply of equipment. If we are unable to obtain equipment in a timely manner and at a reasonable cost, we may be unable to fulfill our customers’ orders, which could negatively impact our financial condition and results of operations and cause our profit to decrease.

Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at reasonable prices.

Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases and chemicals, and photoresistors, on a timely basis. Shortages in the supply of some materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. We may not, at certain times, be able to obtain adequate supplies of raw materials in a timely manner and at reasonable prices. Our revenue and earnings could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we could not pass on to our customers.

Our production may be interrupted if we do not have access to sufficient amounts of fresh water.

The semiconductor manufacturing process uses extensive amounts of fresh water. Due to the growth in semiconductor manufacturing capacity in Hsinchu Science Park and Tainan Science Park, the requirements for fresh water in these industrial parks has grown substantially. In 1997, the ROC government constructed a new pipeline in the Hsinchu Science Park to provide companies located there with an additional source of fresh water. In 1997, the ROC government also commenced planning the construction of a fresh water reservoir near Hsinchu Science Park that is expected to satisfy the expected fresh water demands of the Hsinchu region and the Hsinchu Science Park through the year 2021. The construction of the reservoir is expected to be completed in June 2005. Taiwan experiences droughts from time to time. In 2002, Taiwan experienced the worst drought in decades. Although the situation has improved and we have not been adversely affected as a result of previous droughts, until additional water resources are made available on a committed basis, the Hsinchu Science Park may encounter insufficient water supplies. Previous droughts have not, however, impacted the water supplies to the Tainan Science Park. In 2003, there will be a new pipeline constructed to connect reservoirs in Tainan and Kaohsiung to provide additional water supplies to the Tainan Science Park. If there is insufficient water to satisfy our requirements, we may need to reduce our semiconductor production.

The loss of our coverage under certain Philips’ cross-license arrangements may require us to incur additional expenses to acquire alternative intellectual property rights.

We are the beneficiary of patent cross-licensing arrangements between Koninklijke Philips Electronics N.V., or Philips, and other microelectronics companies. Under the TSMC-Philips

Technology Cooperation Agreement, or TCA, Philips is required to maintain a specified minimum license coverage for our benefit with respect to these cross-licensing agreements. Two of these agreements have expired but are being renegotiated by Philips presently. License rights under several other agreements may either terminate or become limited as to scope in the event that Philips’ equity ownership falls below a certain percentage generally ranging from 12.5% to 25% and Philips is unable to renegotiate the licenses. In November 2000, Philips purchased from us 1,299,925,653 Preferred A shares, par value NT$10 per share, which were redeemed at par in accordance with their terms on May 29, 2003. As of May 29, 2003, following the redemption by us of the Preferred A shares, Philips, together with its subsidiaries, owned in the aggregate a 21.72% equity interest in us. If we lose certain licensed rights under these arrangements and Philips is not able to renew the licenses, we may not be able to obtain similar licenses without significant expenses. If we are unable to receive any necessary licenses we may need to consider other alternatives including the possible design around of certain of our processes. In the event that Philips is unable to renegotiate the licenses or to provide TSMC with new licenses, then certain terms and conditions of the existing TCA may need to be renegotiated, including the amount of royalty payments to be paid to Philips.

Any inability to obtain, preserve and defend our intellectual property rights could harm our competitive position.

Our ability to compete successfully and to achieve future growth will depend, in part, on our ability to protect our proprietary technologies and to secure on commercially reasonable terms certain technologies that we do not own. We cannot ensure that we will be able to independently develop, or secure from any third party, all of the technologies required for upgrading our production capabilities. Our failure to successfully obtain such technologies may seriously harm our competitive position.

Our ability to compete successfully also depends on our ability to operate without infringing the intellectual property rights of others. We have no means of knowing what patent applications have been filed in the United States or other jurisdictions until they are granted. Because of the complexity of the technologies used and the multitude of patents, copyrights and other overlapping intellectual property rights, it is often difficult for semiconductor companies to determine infringement. Therefore, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. We have received, from time-to-time, communications from third parties asserting that our technologies, manufacturing processes, the design of the integrated circuits made by us or the use by our customers of semiconductors made by us may infringe their patents or other intellectual property rights. And, because of the nature of the industry, we may continue to receive such communications in the future. In some instances, these disputes have resulted in litigation. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

•	Negotiating cross-license agreements using the strength of our patent portfolio to offset any financial costs;

•	seeking to acquire licenses to the allegedly infringed patents, which may not be available on commercially reasonable terms, if at all;

•	discontinuing using certain process technologies, which could cause us to stop manufacturing certain semiconductors if we were unable to design around the allegedly infringed patents;

•	fighting the matter in court and paying substantial monetary damages in the event we were to lose; or

•	seeking to develop non-infringing technologies, which may not be feasible.

Any one or several of these developments could place substantial financial and administrative burdens on us and hinder our business. Litigation may also be necessary to enforce our patents or other intellectual property rights. If we fail to obtain certain licenses and if litigation relating to alleged patent infringement or other intellectual property matters occurs, it could prevent us from manufacturing particular products or applying particular technologies, which could reduce our opportunities to generate revenues. See “Item 8. Financial Information—Legal Proceedings” in our Form 20-F, which is incorporated by reference herein, for a further discussion.

If our major shareholders use the majority of our production capacity, we will not be able to service our other customers.

According to our agreement with the Industrial Technology Research Institute of Taiwan, or ITRI, the Ministry of Economic Affairs of the ROC, or an entity designated by the Ministry of Economic Affairs, has an option to purchase up to 35% of our capacity. In addition, if Philips and its affiliates own at least 24.8% of our equity interest, Philips would have an option to require us to sell to Philips 30% of our production capacity. As of May 29, 2003, following the redemption by us of the Preferred A shares, Philips, together with its subsidiaries, owned in the aggregate a 21.72% equity interest in us. If the Ministry of Economic Affairs, or the entity designated by the Ministry of Economic Affairs, exercises its option to any significant degree, or if Philips and its affiliates increase their ownership in us to at least 24.8% of our equity interest and Philips then exercises its option to any significant degree, we may not be able to provide services to all of our other customers unless we are able to increase our capacity accordingly and in a timely manner. Although the Ministry of Economic Affairs has never exercised its option and Philips, during the time when its ownership in us exceeded 24.8% of our equity interest, placed orders with us without recourse to its capacity option, any significant exercise of these options could damage our relationship with our other customers when demand for our services is strong and may encourage them to purchase more products from our competitors in the future.

We are subject to the risk of loss due to explosion and fire because the materials we use in our manufacturing processes are highly flammable.

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from explosion and fire. The risk of explosion and fire associated with these materials cannot be completely eliminated. Semiconductor companies experience explosion and fire damage from time to time. Although we maintain comprehensive fire insurance up to policy limits, including insurance for loss of property and loss of profit resulting from business interruption, our insurance coverage may not be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of an explosion and fire, it would reduce our manufacturing capacity, reduce our revenues and profits and may cause us to lose important customers.

Any impairment charges required under US GAAP may have a material adverse effect on our net income on a US GAAP reconciled basis.

Under currently effective US GAAP, we are required to evaluate our equipment, goodwill and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We can give no assurance that impairment charges will not be required in periods subsequent to December 31, 2002. Please see note 27.e. to our consolidated financial statements contained in our Form 20-F, which is incorporated by reference herein, for a discussion of the criteria which, if met, may require impairment charges.

As a result of new standards under US GAAP that became effective on January 1, 2002, we are no longer permitted to amortize the remaining goodwill. Goodwill amortization expenses amounted to

NT$12,051 million under US GAAP for the year ended December 31, 2001. Starting from January 2002, all goodwill must be periodically tested for impairment. As of December 31, 2002, we had NT$47,476 million recorded as goodwill under US GAAP and we found no impairment as of that date. We currently are not able to estimate the extent and timing of any goodwill impairment charge for future years. Any goodwill impairment charge required under US GAAP may have a material adverse effect on our net income for subsequent periods on a US GAAP reconciled basis. Please see note 28.a. to our consolidated financial statements contained in our Form 20-F, which is incorporated by reference herein, for a discussion of the new standard under US GAAP.

The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed.

Any significant decrease in sales to one or more of our major customers may decrease our net sales and net income.

The degree to which our sales are concentrated among a limited number of customers is a function of the foundry outsourcing activities of the respective customers in a given fiscal year. Certain of our customers deal with us on the basis as their sole foundry service provider. As we have over half of the market share of the dedicated foundry segment business, our sales concentration is often a reflection of the business activities of a cross section of the semiconductor industry that depend on foundry for wafer outsourcing. Our top ten customers have changed from time to time. In 2001 and 2002, our ten largest customers accounted for approximately 49% and 57% of our net sales, respectively. The increased sales contribution by our top ten customers in 2002 reflected the fact that the selected few customers experienced higher foundry outsourcing business activities than the rest of the customers. Although our top ten customers still accounted for 56% of our net sales in the first quarter of 2003, we believe that our customer base has become more diversified given the changing composition of the top ten customers and a relatively more balanced sales contribution by various customers. While we believe our customer base is strong and diversified, the fact that a relatively limited number of customers constitute a significant portion of our revenue may remain as a business characteristic inherent to our extensive presence in the dedicated foundry segment of the semiconductor market. Our largest customer in 2001 and 2002, NVIDIA Corporation, accounted for approximately 17% of our net sales in 2001 and 20% of our net sales in 2002. In March 2003, NVIDIA announced that it has awarded a long-term contract relating to the production of its latest graphics chips to International Business Machines Corp. NVIDIA simultaneously stated that TSMC would remain its primary foundry partner. There is no assurance that there will not be any loss or cancellation of business from NVIDIA, or from any of our other major customers, in the future. Loss or cancellation of business from our most significant customers, should there be any, could significantly reduce our net sales and net income.

Risks Relating to the ROC

Relations between the ROC and the People’s Republic of China could negatively affect our business and the market value of your investment.

Our principal executive offices and our principal production facilities are located in Taiwan and a substantial majority of our net revenues are derived from our operations in Taiwan. The ROC has a unique international political status. The People’s Republic of China, or PRC, does not recognize the sovereignty of the ROC. Although significant economic and cultural relations have been established during recent years between the ROC and the PRC, relations have often been strained. The government of the PRC has indicated that it may use military force to gain control over Taiwan in some circumstances, such as a declaration of independence by Taiwan, or foreign power interference in Taiwanese affairs. Past developments in relations between the ROC and the PRC have on occasion depressed the market prices of the securities of Taiwanese companies, including our own. Relations between the ROC and the PRC and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our results of operations, as well as the market price and the liquidity of our ADSs and common shares. Further, the ROC government currently restricts certain types of investments by Taiwanese companies, such as TSMC, in the PRC. Although we have received Phase I approval to establish an 8-inch fabrication plant for producing 0.25 micron semiconductors, we have not applied for Phase II approval (involving the moving of manufacturing equipment from Taiwan to mainland China). Therefore, we cannot assure you that the ROC government will approve our Phase II application.

We are vulnerable to natural disasters which could severely disrupt the normal operation of our business and adversely affect our earnings.

Taiwan is susceptible to earthquakes. On September 21, 1999, Taiwan experienced a severe earthquake that caused significant property damage and loss of life, particularly in the central part of Taiwan. Taiwan also experienced earthquakes in 2000 and 2002. The severe earthquake in September 1999 caused damage to production facilities and adversely affected the operations of many companies in the semiconductor and other industries. We experienced damages to our machinery and equipment as a result of this severe earthquake. There were also interruptions to our production schedule, primarily as a result of power outages caused by the severe earthquake. Most of our production facilities, as well as many of our suppliers and customers and upstream providers of complementary semiconductor manufacturing services, are located in Taiwan. If our customers are affected by an earthquake or other natural disasters such as typhoons, it could result in a decline in the demand for our services. If our suppliers’ services are affected, our production schedule could be interrupted or delayed. Although we maintain comprehensive natural perils insurance up to policy limits, including insurance for loss of property and loss of profit resulting from business interruption, our insurance coverage may not be sufficient to cover all of our potential losses. As a result, a major earthquake or natural disaster in Taiwan could severely disrupt the normal operation of our business and have a material adverse effect on our financial condition and results of operations.

Fluctuations in exchange rates could result in foreign exchange losses.

Over half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily U.S. dollars, Japanese yen and Euros. A larger portion of our sales are denominated in U.S. dollars and other currencies, than in NT dollars. Therefore, we are particularly affected by fluctuations in the exchange rate between the U.S. dollar and the NT dollar. Any significant fluctuation to our disadvantage in that exchange rate may have an adverse effect on our financial condition. In addition, fluctuations in the exchange rate between the U.S. dollar and the NT dollar will affect the U.S. dollar value of our common shares and the market price of the ADSs and of any cash dividends paid in NT dollars on our common shares represented by ADSs.

The recent outbreak of severe acute respiratory syndrome in Taiwan may materially and adversely affect our business and results of operations.

Since early 2003, mainland China, Hong Kong, Singapore, Taiwan and certain other areas have been experiencing an outbreak of a new and contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. According to the World Health Organization, over 8,400 cases of SARS and 790 deaths had been reported in over 30 countries as of June 12, 2003. We cannot predict at this time the effect this outbreak could have on our company. Potentially, this outbreak may disrupt our operations if any of our employees in any of our fabs is suspected to have contracted SARS, and the fab is identified as a possible source of spreading SARS infection. We may, under certain circumstances defined by the health authorities, be required to quarantine the suspected employee and employees who have worked closely with the suspected employee and disinfect any affected fab and thus temporarily suspend production at any affected fab. Any quarantine or suspension of production at one or more of our fabs may affect our operations. Furthermore, this outbreak may restrict the level of economic activity in affected areas, which may also adversely affect our business and prospects.

We have taken various prevention measures and established contingency plans to ensure the safety of our employees and of our fabs, and to reduce the adverse impact, if any, in case any of our employees contract SARS. As of June 12, 2003, our prevention measures had been working well and there had been no major impact as a result of SARS on our operations. However, we cannot assure you that the recent outbreak of SARS would not have a material adverse effect on our results of operations.

Risks Relating to ownership of ADSs

Your voting rights as a holder of ADSs will be limited.

Holders of American Depositary Receipts, or ADRs, evidencing ADSs may exercise voting rights with respect to the common shares represented by these ADSs only in accordance with the provisions of our ADS deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our common shares, the depositary bank will, as soon as practicable thereafter, mail to the holders (i) the notice of the meeting sent by us, (ii) voting instruction forms and (iii) a statement as to the manner in which instructions may be given by the holders.

ADS holders will not generally be able to exercise the voting rights attaching to the deposited securities on an individual basis. According to the ROC Company Law, the voting rights attaching to the deposited securities must be exercised as to all matters subject to a vote of shareholders collectively in the same manner, except in the case of an election of directors and supervisors. The election of directors and supervisors is by means of cumulative voting. See “Item 10. Additional Information — Voting of Deposited Securities” in our Form 20-F, which is incorporated by reference herein, for a more detailed discussion of the manner in which a holder of ADSs can exercise its voting rights.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under our ADS deposit agreement, the depository bank will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act of 1933 with respect to all holders of ADSs, or are registered under the provisions of the Securities Act of 1933. Although we may be eligible to take advantage of certain exemptions for rights offerings by certain foreign companies, we can give no assurances that we can establish an exemption from registration under the Securities Act of 1933, and we are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to have such a registration statement declared effective. In addition, if the depositary bank is unable to obtain the requisite approval from the Central Bank of China for the conversion of the subscription payments into NT dollars or if the depositary determines that it is unlikely to obtain this approval, we may decide with the depositary bank not to make the rights available to holders of ADSs. See “Item 10. Additional Information — Foreign Investment in the ROC” in our Form 20-F, which is incorporated by reference herein, and “Item 10. Additional Information —Exchange Controls in the ROC” in our Form 20-F, which is incorporated by reference herein.

Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

If the depositary bank is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

The value of your investment may be reduced by possible future sales of common shares or ADSs by us or our shareholders.

Except for the sale of ADSs to the underwriters, the Development Fund has agreed with the underwriters not to dispose of any of our common shares or securities convertible into or exchangeable for common shares, including ADSs, during the period beginning from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. Both we and the remaining selling shareholders have also agreed, subject to certain exceptions, not to dispose of any of our common shares, including common shares represented by ADSs, during the period beginning from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. The representatives may, in their discretion, waive or terminate these restrictions. See further “Common Shares Eligible for Future Sale” in this prospectus for a more detailed discussion of restrictions that may apply to future sales of our ADSs or common shares by us and our affiliates.

One or more of our existing shareholders may dispose of significant numbers of common shares or ADSs. One of our two largest shareholders, Philips, sold an aggregate of 24,000,000 ADSs in October 1997. The other largest shareholder, the Development Fund, has also sold significant amounts of common shares and ADSs in the past including 12,094,000 ADSs in November 1998, 12,094,000 ADSs in July 1999, 4,000,000 ADSs in April 2000, 8,680,400 ADSs in June 2000, 14,000,000 ADSs in June 2001, 20,000,000 ADSs in November 2001 and 30,207,200 ADSs in February 2002. The Stabilization Fund also sold 26,800,000 ADSs in February 2002.

In addition, we have in place a conversion sale program that allows some of our shareholders to sell their common shares in ADS form to a specified financial intermediary during a 30-day period not more than once every three months. In the third quarter of 1999, our shareholders sold an aggregate of 5,486,000 ADSs in the program. In the first quarter of 2000, our shareholders sold an aggregate of 6,560,000 ADSs in the program. In the second quarter of 2001, our shareholders sold an aggregate of 11,682,000 ADSs in the program. In the fourth quarter of 2002, our shareholders sold an aggregate of 18,348,000 ADS in the program. We cannot predict the effect, if any, that future sales of ADSs or common shares, or the availability of ADSs or common shares for future sale, will have on the market price of ADSs or common shares prevailing from time to time. Sales of substantial amounts of ADSs or common shares in the public market, or the perception that such sales may occur, could depress the prevailing market price of our ADSs or common shares and could reduce the premium, if any, that the price per ADS on The New York Stock Exchange represents over the corresponding aggregate price of the underlying five common shares on the Taiwan Stock Exchange.

The market value of your investment may fluctuate due to the volatility of, and government intervention in, the ROC securities market.

The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617 point drop, which represented the single largest decrease in the history of the Taiwan Stock Exchange Index. From January 1, 2000 to December 31, 2000, the Taiwan Stock Exchange Index dropped from 8,448.8 to 4,739.0, or 43.9%. On June 24, 2003, the Taiwan Stock Exchange Index closed at 4,909.31.

In response to past declines and volatility in the securities markets in Taiwan, and in line with similar activities by other countries in Asia, the government of the ROC formed the Stabilization Fund, which has purchased and may from time to time purchase shares of Taiwan companies to support these markets. In addition, other funds associated with the ROC government have in the past purchased, and may from time to time purchase, shares of Taiwan companies on the Taiwan Stock Exchange or other markets. In the future, market activity by government entities, or the perception that such activity is taking place, may take place or has ceased, may cause fluctuations in the market prices of our ADSs and common shares.

USE OF PROCEEDS

TSMC Partners intends to use the net proceeds of approximately US$             from the sale of ADSs to fund certain of our employee benefits. We will not receive any proceeds from the sale of ADSs by the other selling shareholders.

WHERE YOU CAN FIND MORE INFORMATION

As required by the United States Securities Act of 1933, we have filed a registration statement on Form F-3 relating to the securities offered by this prospectus with the United States Securities and Exchange Commission, or the SEC. This prospectus is a part of that registration statement, which includes additional information.

We file annual reports on Form 20-F with, and furnish periodic reports on Form 6-K to, the SEC. You may read and copy this information at the SEC’s public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the SEC are also available to the public from the SEC’s website at http://www.sec.gov. The SEC website contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Since November 4, 2002, we have been required to file annual reports on Form 20-F with, and submit reports on Form 6-K and other information to, the SEC through the EDGAR system.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed incorporated by reference will automatically update and supersede the information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.

This prospectus will be deemed to incorporate by reference the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2002, filed on June 23, 2003, to the extent the information in that report has not been updated or superseded by this prospectus;

•	our report on Form 6-K, dated April 30, 2003, which contains the unconsolidated interim financial statements as of and for the three months ended, March 31, 2003 and 2002, excluding the report by our independent public accountants contained therein. These unconsolidated financial statements are prepared in accordance with generally accepted accounting principles applicable in the Republic of China, or ROC GAAP, and are not indicative of our consolidated financial position or results of operations;

•	any amendment to our annual report on Form 20-F for the year ended December 31, 2002, and any annual report on Form 20-F or amendment thereto filed subsequent to the date hereof and prior to the termination of this offering; and

•	any report on Form 6-K submitted by us to the SEC prior to the termination of this offering and identified by us as being incorporated by reference into this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at No.8, Li-Hsin Road 6, Science-Based Industrial Park, Hsinchu, Taiwan, Attention: Wendell Huang or Lilian Lin, telephone number: (8863) 666-5920 or (8863) 666-5939.

We will furnish to Citibank, N.A., as depositary of the ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We also will furnish the depositary with all notices of shareholders’ meetings and other reports and communications that we make available to our shareholders (or English language translations thereof, if necessary). The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

You should rely only on the information that we incorporate by reference or provide in this document. We have not authorized anyone to provide you with different information. You should not assume that the information in this document is accurate as of any date other than the date on the front of this document.

MARKET PRICE INFORMATION FOR OUR ADSs AND COMMON SHARES

The principal trading market for our common shares is the Taiwan Stock Exchange. The common shares have been listed on the Taiwan Stock Exchange under the symbol “2330” since September 5, 1994, and the ADSs have been listed on The New York Stock Exchange under the symbol “TSM” since October 8, 1997. The outstanding ADSs are identified by the CUSIP number 874039100. The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for the common shares and the high and low closing prices and the average daily volume of trading activity on The New York Stock Exchange for the common shares represented by ADSs.

	Taiwan Stock Exchange			New York Stock Exchange(1)
	Closing price per common share		Average daily Trading volume (in thousands of shares)	Closing price per ADS		Average daily Trading volume (in thousands of ADSs)
	High	Low		High	Low
	(NT$)	(NT$)		(US$)	(US$)
2003
Second Quarter (through June 24, 2003)	59.00	42.20	54,066	10.66	6.90	7,028
June (through June 24, 2003)	59.00	56.00	55,602	10.66	9.54	7,498

(1)	Trading in ADSs commenced on October 8, 1997 on The New York Stock Exchange. Each ADS represents the right to receive five common shares.

The ADSs offered in this offering will be fully fungible with, will be identified by the same CUSIP number and will be eligible for trading under the same New York Stock Exchange trading symbol as, the existing ADSs.

As of May 31, 2003, a total of 18,622,886,745 common shares were outstanding.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2003. You should read this table together with our consolidated financial statements contained in our Form 20-F, which is incorporated by reference herein. The as adjusted information adjusts the actual information for:

•	the appropriation from the earnings of 2002, which was approved by our shareholders as of June 3, 2003 and which is expected to be paid in July 2003, including the stock dividend equivalent to eight common shares per 100 common shares, preferred stock dividend, employee bonus and remuneration to directors and supervisors;

•	our use of NT$13 billion on May 29, 2003 to redeem all of our then-outstanding Preferred shares; and

•	the sale of 761,861 ADSs by our wholly owned subsidiary, TSMC Partners, in connection with this offering.

We do not have any unguaranteed and secured long-term debt.

	As of March 31, 2003
	Actual	As Adjusted
	(NT$)	(NT$)
	(in thousands)
Long-term debt (excluding current portion of long-term debt)
Unguaranteed and unsecured long-term debt	35,000,000	35,000,000
Guaranteed and secured long-term debt	10,181,750	10,181,750
Guaranteed and unsecured long-term debt	—	—
Total long-term debt	45,181,750	45,181,750
Shareholder’s equity
Preferred shares, NT$10 par value	13,000,000	—
Common shares, NT$10 par value	186,228,867	202,666,190
Capital surplus	56,839,890	56,848,150
Retained earnings	45,150,064	28,199,257
Unrealized loss on long-term investment	(293,612)	(293,612)
Cumulative translation adjustments	882,749	882,749
Treasury stock	(1,923,492)	(1,667,800)
Total shareholders’ equity	299,884,466	286,634,934
Total capitalization	345,066,216	331,816,684

SELLING SHAREHOLDERS

All of the ADSs being offered in this offering are being offered by the selling shareholders listed below. In addition, the Development Fund, one of our selling shareholders, has granted to the underwriters an option for 30 days to purchase up to an aggregate of 11,761,861 additional ADSs at the initial price to public per ADS less the underwriting discount solely to cover overallotments, if any. As of May 31, 2003, the selling shareholders held an aggregate of 1,868,453,832 of our common shares, representing 10.03% of the total common shares outstanding. Following this offering, the selling shareholders will own an aggregate of 1,473,453,832 of our common shares, representing 7.91% of the total common shares outstanding (assuming the underwriters do not exercise the overallotment option). The table below sets forth the beneficial ownership of our common shares by each of the selling shareholders prior to this offering and after giving effect to the sale of all of the ADSs offered in this offering.

		Before this offering (as of May 31, 2003)		After this offering (assuming the underwriters do not exercise their option to purchase additional ADSs)		After this offering (assuming the underwriters fully exercise their option to purchase additional ADSs)
Name	Status/Position	Number of common shares	Percentage of total outstanding common shares	Number of common shares	Percentage of total outstanding common shares	Number of common shares	Percentage of total outstanding common shares
Development Fund(1)	Founding Shareholder	1,793,522,406	9.63%	1,406,831,711	7.55%	1,348,022,406	7.24%
F.C. Tseng	Director and Deputy CEO	30,356,889	0.16%	29,956,889	0.16%	29,956,889	0.16%
Rick Tsai	Director, President and COO	19,191,738	0.10%	18,791,738	0.10%	18,791,738	0.10%
Harvey H.W. Chang	Senior Vice President and CFO	6,384,499	0.03%	5,859,499	0.03%	5,859,499	0.03%
S.H. Lee	Vice President	4,294,842	0.02%	3,444,842	0.02%	3,444,842	0.02%
J.B. Chen	Vice President	5,304,520	0.03%	4,504,520	0.02%	4,504,520	0.02%
M.C. Tzeng	Vice President	3,504,556	0.02%	2,804,556	0.02%	2,804,556	0.02%
Richard L. Thurston	Vice President and General Counsel	250,000	0.00%	225,000	0.00%	225,000	0.00%
Stan Shih	Director	1,835,077	0.01%	1,035,077	0.01%	1,035,077	0.01%
TSMC Partners(2)	100%-owned subsidiary of TSMC	3,809,305	0.02%	—	—	—	—

(1)	Excludes any common shares that may be owned by other funds controlled by the ROC government.
(2)	TSMC Partners holds ADSs rather than common shares.

The principal executive offices of Development Fund are located at 7th Floor, No. 49 Guanchian Road, Taipei, Taiwan, 100, ROC. The offices of Mr. F.C. Tseng, Mr. Rick Tsai, Mr. Harvey H.W. Chang, Mr. S.H. Lee and Mr. Richard L. Thurston are located at No. 8, Li-Hsin Road 6, Science-Based Industrial Park, Hsinchu, Taiwan. The offices of Mr. J.B. Chen and Mr. M.C. Tzeng are located at No. 121, Park Avenue III, Science-Based Industrial Park, Hsinchu, Taiwan. The offices of Mr. Stan Shih are located at 8F, 88, Sec. 1, Hsin Tai Wu Road, Hsichih, Taipei Hsien, Taiwan. The principal executive offices of TSMC Partners are located at TrustNet Chambers, P. O. Box 3444, Road Town, Tortola, British Virgin Islands.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our expected development of more advanced process technologies;

•	our expected production capacity;

•	future developments in the semiconductor industry; and

•	our future business development and economic performance.

The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We do not intend to update these forward-looking statements.

The forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in this prospectus.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

Citibank, N.A. is the depositary bank for the ADSs. Citibank’s depositary offices are located at 111 Wall Street, New York, New York 10043. ADSs represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. Taipei Branch, located at Citicorp Center, 52 Min Sheng East Road, Section 4, Taipei, Taiwan, ROC.

We have appointed Citibank as depositary bank pursuant to a deposit agreement, dated June 7, 2000, entered into among us, Citibank and the holders and owners of beneficial interests in our ADSs, which was amended and restated on             , 2003. A copy of the amended and restated deposit agreement is on file with the SEC under cover of a registration statement on Post-Effective Amendment No.1 to Form F-6 filed with the SEC on June 25, 2003. You may obtain a copy of that registration statement that includes a copy of the deposit agreement from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549 and from the SEC’s website at www.sec.gov.

We are providing you with a summary description of the ADSs and your rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

Each ADS represents five common shares on deposit with the custodian. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADSs but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary bank. As a holder of ADSs, you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement is governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of the Republic of China, which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder”, when we refer to “you”, we assume the reader owns ADSs or will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations, legal limitations and the terms of the deposit agreement. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash.    Whenever we make a cash distribution for the securities on deposit with the custodian, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders subject to any restrictions imposed by ROC laws and regulations.

The conversion into U.S. dollars will take place only if practicable and only if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares.    Whenever we make a free distribution of common shares for the securities on deposit with the custodian, the depositary bank may, and will upon our request, distribute to holders new ADSs representing the common shares deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution. If additional ADSs are not distributed, the ADS-to-common share ratio will be modified subject to applicable ROC law, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited.

The distribution of new ADSs or the modification of the ADS-to-common share ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new common shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the common shares received and will distribute the proceeds of the sales as cash.

Distributions of Rights.    Whenever we distribute rights to purchase additional common shares, we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (including opinions to address the legality of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights.

In circumstances in which rights would not otherwise be distributed, if you request the distribution of warrants or other instruments in order to exercise the rights allocable to your ADSs, the depositary bank will make such rights available to you as allowed by applicable law upon written notice from us. Our notice to the depositary bank must indicate that:

•	we have elected in our sole discretion to permit the rights to be exercised; and

•	you have executed such documents as we have determined in our sole discretion are reasonably required under applicable law.

The depositary bank may sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be allocated to the account of the holders otherwise entitled to the rights. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Other Distributions.    Whenever we distribute property other than cash, common shares or rights in respect of the deposited securities, the depositary bank will determine whether such distribution to holders is feasible. If it is feasible to distribute such property to you, the depositary bank will distribute the property to the holders in a manner it deems practicable. If the depositary bank considers such distribution not to be feasible, it may sell all or a portion of the property received. The proceeds of such a sale will be distributed to holders as in the case of a distribution in cash.

Any distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Changes Affecting Common Shares

The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, consolidation or reclassification of such common shares, or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the common shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you in cash.

Issuance of ADSs upon Deposit of Common Shares

No deposit of common shares may be made into the depositary facility, and no ADSs may be issued against such deposits, without specific ROC regulatory approval, except in connection with (i) dividends on or free distributions of common shares, (ii) the exercise by holders of existing ADSs of their pre-emptive rights in connection with rights offerings or (iii) if permitted under the deposit agreement and the custodian agreement, the purchase directly by any person or through the depositary bank of common shares on the Taiwan Stock Exchange for deposit in the depositary facility; provided that the total number of ADSs outstanding after an issuance described in clause (iii) above does not exceed the number of issued ADSs previously approved by the ROC Securities and Futures Commission (plus any ADSs created pursuant to clauses (i) and (ii) above) and subject to any adjustment in the number of common shares represented by each ADS. Under current ROC law, issuances under clause (iii) above will be permitted only to the extent that previously issued ADSs have been cancelled and, for so long as may be required by applicable law, the common shares withdrawn from the depositary facility upon cancellation of such ADSs have been sold. The depositary bank will refuse to accept common shares for deposit pursuant to clause (iii) unless it receives satisfactory legal opinions as described in the deposit agreement. In addition, the depositary bank may, or if so directed by us, will, refuse to accept common shares for deposit whenever we have notified the depositary bank that (i) there are outstanding common shares with rights, including rights to dividends, that are different from the common shares held by the depositary bank, (ii) we have restricted the transfer of these common shares to comply with delivery, transfer or ownership restrictions referred to in the deposit agreement or under applicable law or otherwise or (iii) we have otherwise restricted the deposit of common shares pursuant to the deposit agreement.

The depositary bank may create ADSs on your behalf if you or your broker deposits common shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable fees, charges and taxes payable for the transfer of the common shares to and the issuance and delivery of the ADSs by the depositary bank or custodian.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the common shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of common shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	the common shares are duly and validly authorized, issued and outstanding, fully paid and non-assessable and free of any preemptive rights;

•	you are duly authorized to deposit the common shares; and

•	the common shares are not restricted securities and your deposit of common shares is not restricted by United States federal securities laws and does not violate the deposit agreement.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Certificate of Payment ADSs

In connection with any new issue of common shares by us which will be sold in ADS form, under the terms of the deposit agreement, the depositary bank may issue ADSs representing the certificate of payment that represent the right to receive our newly issued common shares, also called certificate of payment ADSs, rather than ADSs representing our common shares. Certificate of payment ADSs will be treated as ADSs issued under the terms of the deposit agreement except that:

•	certificate of payment ADSs will not be fungible with ADSs and will be separately identified until exchanged for ADSs by the depositary bank upon receipt from us of the corresponding number of newly issued common shares;

•	holders of certificate of payment ADSs may not withdraw their corresponding interests in the deposited certificate of payment from the ADR facility;

•	certificate of payment ADSs shall have different CUSIP numbers than the CUSIP number assigned to the ADSs;

•	certificate of payment ADSs will not be exchanged for common shares;

•	certificate of payment ADSs will trade on The New York Stock Exchange under the temporary trading symbol to be announced at that time;

•	certificate of payment ADSs will only be issued in book-entry form through The Depository Trust Company;

•	neither certificate of payment ADSs nor interests in the certificate of payment are eligible for pre-release transactions; and

•	distributions made on certificate of payment ADSs shall be made only on the basis of distributions received in respect of the certificate of payment held by the depositary.

Certificate of payment ADSs will be exchanged automatically for ADSs representing common shares upon receipt by the depositary of share certificates in exchange for certificates of payment.

Withdrawal of Common Shares Upon Cancellation of ADSs

You may withdraw and hold the common shares represented by your ADSs unless you are a citizen of the People’s Republic of China, or the PRC, or an entity organized under the laws of the PRC, or request the depositary bank to sell the common shares represented by your ADSs; provided that settlement for trading of common shares represented by the ADSs through the book-entry system maintained by the Taiwan Securities Central Depositary Co. Ltd. is permitted. If you are a non-ROC person and elect to withdraw common shares and register as our shareholder, you will be required to appoint a tax guarantor as well as an agent and a custodian in the ROC.

If you or someone on your behalf plans to withdraw common shares from the depositary facility, you would be the recipient of such common shares and (i) you are a related party to us (as defined in the ROC Statements of Financial Accounting Standards No. 6) or (ii) you would be the beneficial owner of 10% or more of our issued common shares previously in the depositary facility, your withdrawal will be subject to ROC governmental disclosure and reporting requirements.

In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold any ADSs registered in your name, the depositary bank may ask you to provide proof of citizenship, residence, tax payer status, exchange control approval, payment of taxes and other governmental charges, compliance with applicable laws and regulations and certain other documents as the depositary bank may deem appropriate before it will effect any withdrawal of the common shares represented by such ADS. The withdrawal of the common shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. If the common shares are withdrawn to or for the account of any person other than the person receiving the proceeds from the sale of ADSs, such evidence may include the disclosure of:

•	your name;

•	the name and nationality (and the identity number, if such person is a ROC citizen) of any person in whose name the common shares you are withdrawing will be registered;

•	the number of common shares such person will receive upon such withdrawal;

•	the aggregate number of common shares such person has received upon all withdrawals since the establishment of the depositary facility; and

•	any other information that we or the depositary bank may deem necessary or desirable to comply with any ROC disclosure or reporting requirements.

The depositary bank will only accept ADSs for cancellation that represent a whole number of common shares on deposit. If you surrender a number of ADSs for withdrawal representing other than a whole number of common shares the depositary bank will either return the number of ADSs representing any remaining fractional common shares or sell the common shares represented by the ADSs you surrendered and remit the net proceeds of that sale to you as in the case of a distribution in cash. Common shares sold in lots other than integral multiples of 1,000 may realize a lower price on the Taiwan Stock Exchange.

You will have the right to withdraw the securities represented by your ADSs at any time subject to the requirements listed above and:

•	temporary delays that may arise because (i) the transfer books for the shares or ADSs are closed, or (ii) common shares are immobilized on account of a shareholders’ meeting, a payment of dividends or rights offering;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit, including ROC regulations and restrictions which prohibit newly issued shares of ROC companies initially offered in ADS form to be withdrawn from the ADS facility until three months after the initial delivery of the ADSs or during any period in which the custodian holds a certificate of payment in respect of your ADSs, whichever is later.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

You may direct the exercise of voting rights with respect to the common shares represented by the ADSs only in accordance with the provisions of the deposit agreement as described below and applicable ROC law. See “Risk Factors—Risks Relating to Ownership of ADSs—Your voting rights as a holder of ADSs will be limited”.

Except as described below, you will not be able to exercise the voting rights attaching to the common shares represented by your ADSs on an individual basis. According to the ROC Company Law, a shareholder’s voting rights attached to shareholdings in an ROC company must, as to all matters subject to a vote of shareholders (other than the election of directors and supervisors, if such election is done by means of cumulative voting), be exercised as to all shares held by such shareholder in the same manner. Accordingly, the voting rights attaching to the common shares represented by ADSs must be exercised as to all matters subject to a vote of shareholders by the depositary bank or its nominee, who represents all holders of ADSs, collectively in the same manner, except in the case of an election of directors and supervisors, if such election is done by means of cumulative voting. Directors and supervisors are elected by cumulative voting unless our Articles of Incorporation stipulate otherwise.

In the deposit agreement, you will appoint the depositary bank as your representative to exercise the voting rights with respect to the common shares represented by your ADSs.

We will provide the depositary bank with copies (including English translations) of notices of meetings of our shareholders and the agenda of these meetings, including an indication of the number of directors or supervisors to be elected if an election of directors or supervisors is to be held at the meeting. The depositary bank has agreed to request and we will, therefore, also provide a list of the candidates who have expressed their intention to run for an election of directors or supervisors. The depositary bank will mail these materials, together with a voting instruction form to holders as soon as practicable after the depositary bank receives the materials from us. In order to validly exercise its voting rights, the holder of ADSs must complete, sign and return to the depositary bank the voting instruction form by a date specified by the depositary bank. Additional or different candidates may be nominated at the meeting of the shareholders than those proposed in the list provided by us and after the depositary bank has mailed the voting instruction form to you. If such change were to occur, the depositary bank may calculate your votes according to procedures not inconsistent with the provisions of the Deposit Agreement, but shall not exercise any discretion regarding your voting rights.

Subject to the provisions described in the second succeeding paragraph, which will apply to the election of directors and supervisors done by means of cumulative voting, if persons together holding at least 51% of the ADSs outstanding at the relevant record date instruct the depositary bank to vote in the same manner in respect of one or more resolutions to be proposed at the meeting (other than the election of directors or supervisors), the depositary bank will notify the instructions to the chairman of our board of directors or a person he may designate. The depositary bank will appoint the chairman or his designated person to serve as the voting representative of the depositary bank or its nominee and the holders. The voting representative will attend such meeting and vote all the common shares represented by ADSs to be voted in the manner so instructed by such holders in relation to such resolution or resolutions.

If, for any reason, the depositary bank has not by the date specified by it received instructions from persons together holding at least 51% of all the ADSs outstanding at the relevant record date to vote in the same manner in respect of any resolution specified in the agenda for the meeting (other than the election of directors or supervisors done by means of cumulative voting), then the holders will be deemed to have instructed the depositary bank or its nominee to authorize and appoint the voting representative as the representative of the depositary bank and the holders to attend such meeting and vote all the common shares represented by all ADSs as the voting representative deems appropriate with respect to such resolution or resolutions, which may not be in your interests; provided, however, that the depositary bank or its nominee will not give any such authorization and appointment unless it has received an opinion of ROC counsel addressed to the depositary bank and in form and substance satisfactory to the depositary bank, at its sole expense, to the effect that, under ROC law (i) the deposit agreement is valid, binding and enforceable against us and the holders and (ii) the depositary bank will not be deemed to be authorized to exercise any discretion when voting in accordance with the deposit agreement and will not be subject to any potential liability for losses arising from such voting. We and the depositary bank will take such actions, including amendment of the provisions of the deposit agreement relating to voting of common shares, as we deem appropriate to endeavor to provide for the exercise of voting rights attached to the common shares at shareholders’ meetings in a manner consistent with applicable ROC law.

The depositary bank will notify the voting representative of the instructions for the election of directors and supervisors received from holders and appoint the voting representative as the representative of the depositary bank and the owners to attend such meeting and vote the common shares represented by ADSs as to which the depositary bank has received instructions from holders for the election of directors and supervisors, subject to any restrictions imposed by ROC law and our articles of incorporation. Holders who by the date specified by the depositary bank have not delivered instructions to the depositary bank will be deemed to have instructed the depositary bank to authorize and appoint the voting representative as the representative of the depositary bank or its nominee and the holders to attend such meeting and vote all the common shares represented by ADSs as to which the depositary bank has not received instructions from the holders for the election of directors and supervisors as the voting representative deems appropriate, which may not be in your best interests. Candidates standing for election as representatives of a shareholder may be replaced by such shareholder prior to the meeting of the shareholders, and the votes cast by the holders for such candidates shall be counted as votes for their replacements.

By accepting and continuing to hold ADSs or any interest therein, you will be deemed to have agreed to the voting provisions set forth in the deposit agreement, as such provisions may be amended from time to time to comply with applicable ROC law.

There can be no assurance that you will receive notice of shareholders’ meetings sufficiently prior to the date established by the depositary bank for receipt of instructions to enable you to give voting instructions before the cutoff date.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
Issuance of ADSs	Up to 5¢ per ADS issued
Delivery of deposited securities upon surrender of ADSs	Up to 5¢ per ADS surrendered
Distribution of ADSs pursuant to exercise of rights	Up to 5¢ per ADS issued
Distribution of cash upon sale of rights and other entitlements	Up to 2¢ per ADS held

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges, such as:

•	Fees for the transfer, custody and registration of common shares (i.e., upon deposit, transfer and withdrawal of common shares);

•	Expenses incurred for converting foreign currency into U.S. dollars and in compliance with exchange control regulations;

•	Expenses for cable, telex and fax transmissions and for delivery of securities; and

•	Taxes and duties upon the transfer of securities (i.e., when common shares are deposited or withdrawn from deposit).

We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by agreement between us and the depositary bank. Any change will apply to you 30 days after the depositary bank provides notice of such changes.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would prejudice any of their substantial rights under the deposit agreement (except in very limited circumstances enumerated in the deposit agreement).

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs (except to comply with applicable law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 60 days before termination.

Upon termination, the following will occur under the deposit agreement:

•

for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the common shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those common shares on the same terms as prior to the termination. During this six-month period, the depositary bank will continue to collect all distributions received on the common shares on deposit (i.e., dividends) but will not distribute any property to you until you request the cancellation of your ADSs; and

•	after the expiration of the six-month period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of the Depositary Bank

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at that office during regular business hours, but solely for the purpose of communicating with other holders in the interest of our business or matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in The City of New York facilities to record and process the execution and delivery, registration, registration of transfers and surrender of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the depositary agreement without negligence and in good faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability to monitor or enforce our obligations under the deposit agreement, including our obligation to convert the certificate of payment into common shares upon issuance of new common shares.

•	We and the depositary bank will not be obligated to perform any act that is not set forth in the deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting common shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of common shares but is not, under the terms of the deposit agreement, made available to that holder.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions

The depositary bank may, to the extent permitted by applicable laws and regulations, issue ADSs before receiving a deposit of common shares. These transactions are commonly referred to as “pre-release transactions”. The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on your ADSs and the securities represented by your ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due on your ADSs and the securities represented by your ADSs.

The depositary bank may refuse to transfer ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. You may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations.

Although in certain circumstances ROC income tax imposed on certain stock dividends distributed by us may be deferred until the sale or other disposition of such stock dividends, the depositary bank will elect to waive the deferral of income tax on such stock dividends.

Foreign Currency Conversion

The depositary bank may arrange for the conversion of all foreign currency received into U.S. dollars only if such conversion is reasonably practicable, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may be required to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not reasonably practicable or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	convert the foreign currency and distribute the U.S. dollars to the holders for whom the conversion and distribution is permissible;

•	distribute the foreign currency to holders entitled to the distribution; or

•	hold the foreign currency (without liability for interest) for the applicable holders.

The Custodian

The depositary bank has agreed with the custodian that the custodian will receive and hold the deposited securities for the account of the depositary bank in accordance with the deposit agreement. If the custodian resigns or is discharged from its duties under the deposit agreement, the depositary bank will promptly appoint a successor custodian that is organized under the laws of the ROC. The resigning or discharged custodian will deliver the deposited securities and related records to the custodian designated by the depositary bank. The depositary bank may also appoint an additional custodian for any deposited securities. The depositary bank will give you written notice of any such changes. If the depositary bank resigns or is discharged from its duties under the deposit agreement, the custodian will, unless otherwise instructed by the depositary bank, continue to act as custodian and will be subject to the direction of the successor depositary bank.

Governing Law

The deposit agreement is governed by the laws of the State of New York. We and the depositary bank have agreed that the federal or state courts in the City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We have also submitted to the jurisdiction of such courts and have appointed an agent for service of process in the City of New York.

COMMON SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, the 79,000,000 ADSs sold in this offering will be freely tradeable within the United States without restriction or further registration under the Securities Act by persons other than us or our “affiliates,” as such term is defined in Rule 144 under the Securities Act.

Our selling shareholders have agreed, during the period beginning from the date of this prospectus to and including the date 180 days after the date of this prospectus, with respect to the Development Fund, and 90 days after the date of this prospectus, with respect to the remaining selling shareholders, not to, and not to announce an intention to, offer, sell, contract to sell or otherwise dispose of, or file a registration statement or similar document relating to, any common shares or depositary shares representing our common shares, or any securities that are substantially similar to common shares or depositary shares representing our common shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, any of these securities or any substantially similar securities, without the prior written consent of Goldman Sachs International and Merrill Lynch, Pierce, Fenner & Smith Incorporated. These restrictions do not apply to:

•	the 79,000,000 ADSs and the common shares represented thereby being offered in connection with this offering; and

•	up to 11,761,861 ADSs and the common shares represented thereby that may be purchased by the underwriters pursuant to their overallotment option.

We have also agreed, during the period beginning from the date of this prospectus to and including the date 90 days after the date of this prospectus, not to, and not to announce an intention to, offer, sell, contract to sell or otherwise dispose of any common shares, including common shares represented by ADSs (other than pursuant to employee stock option plans that we may adopt or any common shares to be issued as an annual dividend or annual bonus to directors, supervisors and employees which is approved by our shareholders), without the prior written consent of Goldman Sachs International and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Although we have no current plans to make such issuance during this 90-day period, we are not precluded from issuing any securities that are convertible into or exchangeable for, or that represent the right to receive, our common shares.

Additional common shares may be sold in ADS form as part of our conversion sale program, which was adopted in May 1999. The purpose of this program is to enable sales of common shares in ADS form by certain of our long-term common shareholders in a gradual and coordinated fashion. Any of our shareholders, excluding our affiliates, who are holding at least 0.02% of our outstanding common shares as of the relevant announcement date and have held such shares for at least one year as of that date are eligible to file an application to sell shares under this program. Based on the 18,622,886,745 common shares outstanding as of May 31, 2003, 0.02% represents 3,724,577 common shares. The maximum amount that will be approved for participation in the program during any three-month period will be 0.5% of our outstanding shares which, based on the 18,622,886,745 common shares outstanding as of May 31, 2003, is 93,114,434 shares. We do not recommend or promote the sale of our shares by our shareholders. Each transaction under the conversion sale program is subject to the approval by our board of directors, the approvals by certain ROC and US regulatory authorities and stock exchanges and market conditions. Eligible selling shareholders who have submitted a written application to participate in the program, whether or not required regulatory approvals are granted or whether or not any sales are made, must pay, on a pro rata basis, all fees and expenses incurred by us, the administrative agent, advisors and trade facilitator in connection with the program. We have advised the underwriters of our intention not to facilitate any conversions or exchanges of common shares into ADSs for 90 days after the date of this prospectus.

The Development Fund has sold significant amounts of shares and ADSs in the past, including the sale of 4,000,000 ADSs in April 2000, 8,680,400 ADSs in June 2000, 14,000,000 ADSs in June 2001, 20,000,000 ADSs in November 2001 and 30,207,200 ADSs in February 2002. The Development Fund has advised us that it has no current intention to sell any of our common shares or ADSs during the period beginning from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except for ADSs and common shares represented thereby to be sold by it in this offering. We have no further information regarding the intentions of the Development Fund, but it is likely that the Development Fund will sell additional ADSs or common shares in the future.

Other than as discussed above, we are not aware of any plans by any major shareholders to dispose of significant numbers of common shares.

TAXATION

ROC Taxation

The following is a general summary of the principal ROC tax consequences of the ownership and disposition of ADSs representing common shares to a non-resident individual or entity. It applies only to a holder that is:

•	an individual who is not an ROC citizen, who owns ADSs and who is not physically present in the ROC for 183 days or more during any calendar year; or

•	a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the ROC for profit-making purposes and has no fixed place of business or other permanent establishment in the ROC.

Holders of ADSs are urged to consult their own tax advisors as to the particular ROC tax consequences of owning the ADSs which may affect them.

Dividends.    Dividends declared by us out of our retained earnings and distributed to the holders are subject to ROC withholding tax, currently at the rate of 20%, on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends. However, a 10% ROC retained earnings tax paid by us on our undistributed after-tax earnings, if any, would provide a credit of up to 10% of the gross amount of any dividends declared out of those earnings that would reduce the 20% ROC tax imposed on those distributions.

Dividends paid by us out of our capital reserves are not subject to ROC withholding tax. However, due to the fact that a tax ruling confirming the foregoing was removed from the government tax publication, a question arises as to whether dividends paid out of capital reserve are free from ROC withholding tax. The ROC tax authority is currently studying the issue.

Capital Gains.    Under ROC law, capital gains on transactions in the common shares are currently exempt from income tax. In addition, transfers of ADSs by non-resident holders are not regarded as a sale of an ROC security and, as a result, any gains on such transactions are not subject to ROC income tax.

Subscription Rights.    Distributions of statutory subscription rights for common shares in compliance with ROC law are not subject to any ROC tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are exempted from income tax but are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory subscription rights that are not evidenced by securities are subject to capital gains tax at the rate of:

•	35% of the gains realized if you are a natural person; or

•	25% of the gains realized if you are an entity that is not a natural person.

Subject to compliance with ROC law, we, at our sole discretion, can determine whether statutory subscription rights shall be evidenced by issuance of securities.

Securities Transaction Tax.    A securities transaction tax, at the rate of 0.3% of the sales proceeds, will be withheld upon a sale of common shares in the ROC. Transfers of ADSs are not subject to ROC securities transaction tax. Withdrawal of common shares from the deposit facility is not subject to ROC securities transaction tax.

Estate and Gift Tax.    ROC estate tax is payable on any property within the ROC of a deceased who is an individual, and ROC gift tax is payable on any property within the ROC donated by any such person. Estate tax is currently payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under ROC estate and gift tax laws, common shares issued by ROC companies are deemed located in the ROC regardless of the location of the holder. It is unclear whether a holder of ADSs will be considered to hold common shares for this purpose.

Tax Treaty.    The ROC does not have a double taxation treaty with the United States. On the other hand, the ROC has double taxation treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, The Netherlands and the United Kingdom, which may limit the rate of ROC withholding tax on dividends paid with respect to common shares in ROC companies. It is unclear whether the holders will be considered to hold common shares for the purposes of these treaties. Accordingly, if the holders may otherwise be entitled to the benefits of the relevant income tax treaty, the holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.

United States Federal Income Taxation

This section discusses the material United States federal income tax consequences of owning and disposing of our common shares or ADSs. It applies to you only if you acquire your common shares or ADSs in this offering and you hold your common shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax-exempt organizations;

•	life insurance companies;

•	persons liable for alternative minimum tax;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons that hold common shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	persons whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. In general, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

You are a U.S. holder if you are a beneficial owner of common shares or ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A “non-U.S. holder” is a beneficial owner of common shares or ADSs that is not a United States person for United States federal income tax purposes.

We urge you to consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of common shares or ADSs in your particular circumstances.

Taxation of Dividends

U.S. Holders.    Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay in respect of your common shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) including the amount of any ROC tax withheld reduced by any credit against such withholding tax on account of the 10% retained earnings tax imposed on us, is subject to United States federal taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the common shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the common shares or ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the common shares or ADSs are readily tradable on an established securities market in the United States. The dividend is taxable to you when you, in the case of common shares, or the Depositary, in the case of ADSs, receives the dividend. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the NT Dollar payments made, determined at the spot NT/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the common shares or ADSs and thereafter as capital gain.

Subject to generally applicable limitations and restrictions, the ROC taxes withheld from dividend distributions and paid over to the ROC (reduced by any credit against such withholding tax on account of the 10% retained earnings tax) will be eligible for credit against your U.S. federal income tax liabilities. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Dividends paid will generally constitute “passive income” or, in the case of some U.S. financial services providers, “financial services income,” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Pro rata distributions of common shares by us to holders of common shares or ADSs will generally not be subject to U.S. federal income tax. Accordingly, such distributions will generally not give rise to U.S. federal income against which the ROC tax imposed on such distributions may be credited. Any such ROC tax will generally only be creditable against a U.S. holder’s U.S. federal income tax liability with respect to “general limitation income” and not “passive income” or “financial services income,” subject to generally applicable conditions and limitations.

In the event that the ex-dividend date on The New York Stock Exchange or other securities exchange or market for a dividend or distribution that gives rise to ROC withholding tax is after the record date for such dividend or distribution (during which period such ADSs may trade with “due bills”), a purchaser of ADSs during the period from the record date to the ex-dividend date likely would not be entitled to a foreign tax credit for ROC taxes paid in respect of such ADSs even if (i) the purchaser receives the equivalent of such dividend or distribution on the relevant distribution date, and (ii) an amount equivalent to the applicable ROC withholding tax is withheld therefrom or otherwise charged to the account of such purchaser.

Non-U.S. Holders.    If you are a non-U.S. holder, dividends paid to you in respect of common shares or ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty for which you are eligible as a condition for subjecting you to United States taxation on a net income basis. In such cases you will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate. You may be subject to a branch profits tax at a reduced rate if you are eligible for the benefits of an income tax treaty that provides for a reduced rate.

Taxation of Capital Gains

U.S. Holders.    Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed a maximum rate of 15% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Non-U.S. Holders.    If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your common shares or ADSs unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

•	you are an individual and are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate. You may be subject to a branch profits tax at a reduced rate if you are eligible for the benefits of an income tax treaty that provides for a reduced rate.

Passive Foreign Investment Company Rules

We believe that common shares and ADSs should not be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our common shares or ADSs:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your common shares or ADSs; and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the common shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the common shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the common shares or ADSs,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own common shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your common shares or ADSs at the end of the taxable year over your adjusted basis in your common shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your common shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your common shares or ADSs will be taxed as ordinary income.

In addition, notwithstanding any election you make with regard to the common shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income as well as the special rules provided with respect to excess distributions, if applicable, as described above.

If you own common shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of common shares or ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to you outside the United States by us or another non-United States payor and

•	other dividend payments and the payment of the proceeds from the sale of common shares or ADSs effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker:

an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of common shares or ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common shares or ADSs that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of common shares or ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company limited by shares and incorporated under the ROC Company Law. Substantially all of our directors and executive officers, our supervisors and some of the experts named in this prospectus are residents of the ROC and a substantial portion of our assets and our directors, supervisors or executive officers are located in the ROC. As a result, it may not be possible for investors to effect service of process upon us or our directors, supervisors or executive officers within the United States, or to enforce against them judgments obtained in the United States courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our ROC counsel, Lee and Li, that in their opinion any final judgment obtained against us in any court other than the courts of the ROC in respect of any legal suit or proceeding arising out of or relating to the ADSs will be enforced by the courts of the ROC without further review of the merits only if the court of the ROC in which enforcement is sought is satisfied that:

•	the court rendering the judgment has jurisdiction over the subject matter according to the laws of the ROC;

•	the judgment is not contrary to the public order or good morals of the ROC;

•	if the judgment was rendered by default by the court rendering the judgment, we were served within the jurisdiction of that court or process was served on us with judicial assistance of the ROC; and

•	judgments of the courts of the ROC are recognized and enforceable in the court rendering the judgment on a reciprocal basis.

A party seeking to enforce a foreign judgment in the ROC would be required to obtain foreign exchange approval from the Central Bank of China for the remittance out of the ROC of any amounts recovered in respect of a judgment denominated in a currency other than NT dollars.

VALIDITY OF SECURITIES

The validity of the ADSs is being passed upon for Development Fund by Davis Polk & Wardwell, for us by Sullivan & Cromwell LLP, and for the underwriters by Cleary, Gottlieb, Steen & Hamilton. The validity of the common shares is being passed upon for Development Fund by Baker & McKenzie, for us by Lee and Li, Taipei, Taiwan, ROC, and for the underwriters by Tsar & Tsai, Taipei, Taiwan, ROC.

EXPERTS

Our consolidated balance sheets as of December 31, 2001 and 2002 and our consolidated statements of income, shareholders’ equity and cash flows, for the years ended December 31, 2000, 2001 and 2002 incorporated by reference herein, have been audited by TN Soong & Co., independent auditors, an associate member firm of Deloitte Touche Tohmatsu effective April 22, 2002, and formerly a member firm of Andersen Worldwide, SC, as indicated in their reports (which reports express an unqualified opinion and includes explanatory paragraphs relating to adoption of Statement of Financial Accounting Standards No. 30, “Accounting for Treasury Stock”, on January 1, 2002, and the reconciliation to accounting principles generally accepted in the United States) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

TN Soong & Co and Deloitte & Touche (Taiwan) combined to establish Deloitte & Touche effective June 1, 2003.

The offices of Deloitte & Touche are located at 6th Floor, 2 Prosperity Road I, Science-Based Industrial Park, Hsinchu, ROC.

UNDERWRITING

We, the selling shareholders and the underwriters for this offering named below have entered into an underwriting agreement with respect to the ADSs being offered both within and outside the United States. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs International and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the joint bookrunners for this offering, are the representatives of the underwriters. The address of Goldman Sachs International is Peterborough Court, 133 Fleet Street, London, EC4A 2BB, England. The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is North Tower, World Financial Center, New York, New York, 10281.

Underwriters	Number of ADSs
Goldman Sachs International
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Total	79,000,000

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional 11,761,861 ADSs from the Development Fund. They may exercise that option within 30 days of the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 11,761,861 additional ADSs.

	Paid by the selling shareholders (no exercise)	Paid by the selling shareholders (full exercise)
Per ADS	US$	US$
Total	US$	US$

Total expenses for this offering are estimated to be approximately US$4.5 million, including depositary bank fees and expenses of approximately US$2.5 million, registration fees of US$270,000, printing fees of approximately US$70,000, legal fees of approximately US$700,000 and accounting fees of approximately US$500,000. The underwriters have agreed to reimburse us for or pay on our behalf the fees and expenses we incur in connection with this offering, and will also bear their own and the selling shareholders’ expenses in connection with this offering.

ADSs sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$         per ADS from the initial price to public. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$         per ADS from the initial price to public. If all the ADSs are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

We have been advised by the underwriters that some of the underwriters are expected to make offers and sales both inside and outside of the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the

Securities and Exchange Commission. Goldman Sachs International is expected to make offers and sales in the United Sates through its selling agent, Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated, a registered broker-dealer, shall make offers and sales in the United States.

The underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer shares or ADSs as a part of the distribution of the shares and ADSs. The underwriters also have agreed that they may sell shares and ADSs among themselves.

Certain of our selling shareholders, including the Development Fund, have agreed, with certain exceptions, during the period beginning from the date of this prospectus to and including the date 180 days after the date of this prospectus, with respect to the Development Fund, and 90 days after the date of this prospectus, with respect to the other selling shareholders, not to, and not to announce an intention to, offer, sell, contract to sell or otherwise dispose of, or file a representation statement or similar document relating to, ADSs or common shares or any security convertible into or exchangeable for common shares or ADSs or other instruments representing interests in or the right to receive ADSs or common shares or any securities substantially similar thereto, without the prior written consent of representatives of the underwriters.

We have also agreed, during the period beginning from the date of this prospectus to and including the date 90 days after the date of this prospectus, not to, and not to announce an intention to, issue any common shares, including common shares represented by ADSs (other than pursuant to employee stock option plans that we may adopt or any common shares to be issued as an annual dividend or annual bonus to directors, supervisors and employees which is approved by our shareholders), without the prior written consent of representatives of the underwriters. Although we have no current plans to make any such issuance during this 90-day period, we are not precluded from issuing any securities that are convertible into or exchangeable for, or that represent the right to receive, our common shares. See “Common Shares Eligible for Future Sale” for a discussion of material transfer restrictions.

No ADSs are offered or sold and, prior to the expiry of a period of six months from the closing date of the issuance of the ADSs, no ADSs will be offered or sold, to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. Each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any ADSs in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to our company. Each underwriter has complied, and will comply with, all applicable provisions of the Financial Services and Markets Act 2000 and the Public Offers of Securities Regulations 1995 with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (1) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (2) in compliance with any other relevant laws and regulations of Japan.

The ADSs have not been offered or sold, and will not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the ADSs, whether in Hong Kong or elsewhere, has been or will be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, not may the ADSs be offered or sold, or be made the subject or an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act. Chapter 289 of Singapore (the “Securities and Futures Act”), (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

The ADSs may not be, directly or indirectly, offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in conduct of a business or profession.

No action has been or will be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Republic of China.

In connection with this offering, the underwriters may, subject to applicable laws and regulations, purchase and sell the ADSs or shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares or ADSs than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the shares and ADSs while the offering is in progress.

The underwriters also may, subject to applicable laws and regulations, impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because a representative of the underwriters has repurchased shares or ADSs sold by or for the account of that underwriter in stabilizing or covering short transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the shares or ADSs. As a result, the price of the shares or ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on The New York Stock Exchange, in the over-the-counter market or otherwise.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Purchasers of the ADSs offered in this offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page of this prospectus.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including sales of ADSs initially sold by the underwriters in this offering being made outside of the United States, to persons located in the United States.

A prospectus in electronic format may be made available on the Web sites maintained by the underwriter or one or more securities dealers. The underwriter may agree to allocate a number of ADSs for sale to its online brokerage account holders. ADSs to be sold pursuant to an internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriter to securities dealers who resell ADSs to online brokerage account holders.

The underwriters have engaged in, and may in the future engage in, investment banking activities and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Taiwan

Semiconductor

Manufacturing

Company Limited

79,000,000

American Depositary Shares

Representing

395,000,000 Common Shares

Goldman Sachs International

Merrill Lynch & Co.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8.     Indemnification of Directors and Officers

The relationship between us and our directors and officers is governed by the ROC Civil Code, ROC Company Law and our articles of incorporation. There is no written contract between us and our directors and officers governing the rights and obligations of these parties. Each person who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that that person is or was a director or officer of us, in the absence of willful misconduct or negligence on the part of that person in connection with that person’s performance of duties as a director or officer, as the case may be, may be indemnified and held harmless by us to the fullest extent permitted by applicable law. In addition, we have obtained directors’ and officers’ liability insurance.

Item 9.    Exhibits

1.1	*	Form of Underwriting Agreement

4.1		Form of Amended and Restated Deposit Agreement among us, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated by reference to exhibit (a) to the registration statement on Post-Effective Amendment No. 1 to Form F-6, dated June 25, 2003, filed by Citibank, N.A. as depositary and Taiwan Semiconductor Manufacturing Company Limited)

5.1		Opinion of Lee and Li, ROC counsel to the registrant, as to the validity of the common shares

5.2		Opinion of counsel to the depositary bank as to the legality of the American depositary shares (incorporated by reference to exhibit (d) to the Registration Statement on Form F-6 (Reg. No. 333-14230), dated December 26, 2001, filed by Citibank, N.A., as depositary, and Taiwan Semiconductor Manufacturing Company Limited)

8.1		U.S. Tax Opinion of Sullivan & Cromwell

8.2		ROC Tax Opinion of Lee and Li (included in Exhibit 5.1)

23.1		Consent of Deloitte & Touche

23.2		Consent of Lee and Li (included in Exhibit 5.1)

23.3		Consent of Sullivan & Cromwell as to tax matters (included in Exhibit 8.1)

23.4		Consent of Sullivan & Cromwell

24.1		Power of Attorney (included in Part II of this Registration Statement)

*	To be filed by amendment

Item 10.    Undertakings

(a) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of Item 8, or otherwise, the registrant has been advised that, in the opinion of the United States Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it in that case is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in Taipei, Taiwan on June 25, 2003.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By	/s/ Harvey H.W. Chang
	Name:	Harvey H.W. Chang
	Title:	Senior Vice President and Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harvey H.W. Chang as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, and supplements to this registration statement, and any related Rule 462(b) registration statement or amendment thereto (including any post-effective amendments thereto) and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as each such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute to substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities on June 25, 2003.

Signature	Title

/s/ Morris Chang Morris Chang	Chairman and Chief Executive Officer

/s/ F.C. Tseng F.C. Tseng	Director and Deputy Chief Executive Officer

J.C. Lobbezoo	Director

Jaap van Oost	Director

/s/ Stan Shih Stan Shih	Director

/s/ Chintay Shih Chintay Shih	Director

Lester Carl Thurow	Director

Peter Leahy Bonfield	Director

/s/ Rick Tsai Rick Tsai	Director, President and Chief Operating Officer

/s/ Harvey H.W. Chang Harvey H.W. Chang	Senior Vice President and Chief Financial Officer

/s/ Lora Ho Lora Ho	Controller

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Taiwan Semiconductor Manufacturing Company Limited, has signed this registration statement or amendment thereto in San Jose, California on June 25, 2003.

TSMC NORTH AMERICA

By	/s/ Edward C. Ross
	Name:	Edward C. Ross
	Title:	President

INDEX TO EXHIBITS

1.1	*	Form of Underwriting Agreement

4.1		Form of Amended and Restated Deposit Agreement among us, Citibank, N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated by reference to exhibit (a) to the registration statement on Post-Effective Amendment No.1 to Form F-6, dated June 25, 2003, filed by Citibank, N.A. as depositary and Taiwan Semiconductor Manufacturing Company Limited)

5.1		Opinion of Lee and Li, ROC counsel to the registrant, as to the validity of the common shares

5.2		Opinion of counsel to the depositary bank as to the legality of the American depositary shares (incorporated by reference to exhibit (d) to the Registration Statement on Form F-6 (Reg. No. 333-14230), dated December 26, 2001, filed by Citibank, N.A., as depositary, and Taiwan Semiconductor Manufacturing Company Limited)

8.1		U.S. Tax Opinion of Sullivan & Cromwell

8.2		ROC Tax Opinion of Lee and Li (included in Exhibit 5.1)

23.1		Consent of Deloitte & Touche

23.2		Consent of Lee and Li (included in Exhibit 5.1)

23.3		Consent of Sullivan & Cromwell as to tax matters (included in Exhibit 8.1)

23.4		Consent of Sullivan & Cromwell

24.1		Power of Attorney (included in Part II of this Registration Statement)

*	To be filed by amendment